February 13, 2018

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.
Washington, D.C. 20549

Re:      Rule 17g-1 Fidelity Bond Filing for American Capital Senior Floating, Ltd.

Dear Sir or Madam:

Enclosed for filing, on behalf of American Capital Senior Floating, Ltd. (the “Corporation”), pursuant to Rule 17g-1(g) of the Investment Company Act of 1940, as amended, please find the following:

(i)            a copy of the executed fidelity bond for the Corporation (the “Fidelity Bond”); and

(ii)           a Certificate of Secretary containing the resolutions of the Board of Directors of the Corporation approving the amount, type, form and coverage of the Fidelity Bond and a statement as to the period for which premiums have been paid.

Very truly yours,

AMERICAN CAPITAL SENIOR FLOATING, LTD.

/s/ Ian P. Fitzgerald
Ian P. Fitzgerald
Vice President, General Counsel and Secretary

Enclosures

POLICYHOLDER NOTICE Thank you for purchasing insurance from a member company of American International Group, Inc. (AIG). The AIG member companies generally pay compensation to brokers and independent agents, and may have paid compensation in connection with your policy. You can review and obtain information about the nature and range of compensation paid by AIG member companies to brokers and independent agents in the United States by visiting our website at www.aig.com/producer-compensation or by calling 1-800-706-3102. 91222 (9/16)

National Union Fire Insurance Company of Pittsburgh, Pa.

A capital stock company

POLICY NUMBER: 01-112-98-65 REPLACEMENT OF POLICY NUMBER: 06-683-04-07

INVESTMENT COMPANY BLANKET BOND

DECLARATIONS

Item 1	Name of Insured (herein called Insured):	AMERICAN CAPITAL SENIOR FLOATING, LTD.
	Principal Address	245 PARK AVENUE, 43RD FLOOR NEW YORK, NY 10167

Item 2. Bond Period: from January 16, 2018 12:01a.m. to January 16, 2019 12:01a.m. the effective date of the termination or cancellation of this bond, standard time at the Principal Address as to each of said dates

Item 3. Limit of Liability--Subject to Sections 9, 10 and 12 hereof,

Amount applicable to

	Limit of Liability	Deductible
Insuring Agreement (A)-FIDELITY	$1,000,000	$0
Insuring Agreement (B)-AUDIT EXPENSE	$50,000	$5,000
Insuring Agreement (C)-ON PREMISES	$1,000,000	$50,000
Insuring Agreement (D)-IN TRANSIT	$1,000,000	$50,000
Insuring Agreement (E)-FORGERY OR ALTERATION	$1,000,000	$50,000
Insuring Agreement (F)-SECURITIES	$1,000,000	$50,000
Insuring Agreement (G)-COUNTERFEIT CURRENCY	$1,000,000	$50,000
Insuring Agreement (H)-UNCOLLECTIBLE ITEMS OF DEPOSIT	$50,000	$5,000
Additional Insuring Agreements		
Insuring Agreement (I)-COMPUTER SYSTEMS	$1,000,000	$50,000
Insuring Agreement (J)-CLAIMS EXPENSE	$50,000	$5,000
Insuring Agreement (K)-VOICE INITIATED TRANSFER FRAUD	$1,000,000	$50,000
Insuring Agreement (L)-TELEFACSIMILE TRANSFER FRAUD	$1,000,000	$50,000
Insuring Agreement (M)- FRAUDULENT TRANSFER INSTRUCTIONS VIA EMAIL	$1,000,000	$50,000

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK INSURANCE LAW AND REGULATIONS. HOWEVER, FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

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If "Not Covered" is inserted above opposite any specified Insuring Agreement or Coverage, such Insuring Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted therefrom.

Item 4.	Offices or Premises Covered--Offices acquired or established subsequent to the effective date of this bond are covered according to the terms of General Agreement A. All the Insured's offices or premises in existence at the time this bond becomes effective are covered under this bond except the offices or premises located asfollows:
Item 5.	The liability of the Underwriter is subject to the terms of the following riders attached hereto: #1, #2, #3, #4, #5, #6, #7, #8, #9, #10, #11, #12, #13, #14, #15, #16, #17#18
Item 6.	The Insured by the acceptance of this bond gives to the Underwriter terminating or cancelling prior bond(s) or policy(ies) No.(s) uch termination or cancellation to be effective as of the time this bond becomes effective. 06-683-04-07

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK INSURANCE LAW AND REGULATIONS. HOWEVER, FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

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IN WITNESS WHEREOF, the **Insurer** has caused this Policy to be signed by its President, Secretary and Authorized Representative. This Policy shall not be valid unless signed below at the time of issuance by an authorized representative of the insurer.

PRESIDENT
N ational Union Fire Insu rance Co m p any o f Pittsbu rgh, Pa.

SECRETARY
N ational Union Fire Insu rance Com p any o f Pittsbu rgh, Pa.

AUTHORIZED REPRESENTATIVE

COUNTERSIGNED AT	DATE	COUNTERSIGNATURE

AON RISK SERVICES NORTHEAST INC
199 WATER ST
NEW YORK, NY 10038-3526

1503627

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK INSURANCE LAW AND REGULATIONS. HOWEVER, FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

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AIG

National Union Fire Insurance Company of Pittsburgh, Pa. ®

A capital stock com pany

INVESTMENT COMPANY BLANKET BOND

The Underwriter, in consideration of an agreed prem ium , and subject to the Declarations m ade a part hereof, the General Agreem ents, Conditions and Lim itations and other term s of this bond, agrees with the Insured, in accordance with the Insuring Agreem ents hereof to which an am ount of insurance is applicable as set forth in Item 3 of the Declarations and with respect to loss sustained by the Insured at any tim e but discovered during the Bond Period, to indem nify and hold harm less the Insured for:

IN SURING AGREEMENTS

(A) FIDELITY

Loss resulting from any dishonest or fraudulent act(s), including Larceny or Em bezzlem ent comm itted by an Em ployee, comm itted anywhere and whether committed alone or in collusion with others, including loss of Property resulting from such acts of an Em ployee, which Property is held by the Insured for any purpose or in any capacity and whether so held gratuitously or not and whether or not the Insured is liable therefor.

Dishonest or fraudulent act(s) as used in this Insuring Agreem ent shall m ean only dishonest or fraudulent act(s) comm itted by such Em ployee with the m anifest intent:

(a) to cause the Insured to sustain such loss; and
(b) to obtain financial benefit for the Em ployee, or for any other person or organization intended by the Em ployee to receive such benefit, other than salaries, comm issions, fees, bonuses, prom otions, awards, profit sharing, pensions or other em ployee benefits earned in the norm al course of employm ent.

(B) AUDIT EXPENSE

Expense incurred by the Insured for that part of the costs of audits or exam inations required by any governm ental regulatory authority to be conducted either by such authority or by an independent accountant by reason of the discovery of loss sustained by the Insured through any dishonest or fraudulent act(s), including Larceny or Em bezzlem ent of any of the Em ployees. The total liability of the Underwriter for such expense by reason of such acts of any Em ployee or in which such Em ployee is concerned or im plicated or with respect to any one audit or exam ination is lim ited to the am ount stated opposite Audit Expense in Item 3 of the Declarations; it being understood, however, that such expense shall be deem ed to be a loss sustained by the Insured through any dishonest or fraudulent act(s), including Larceny or Em bezzlem ent of one or m ore of the Em ployees and the liability under this paragraph shall be in addition to the Lim it of liability stated in Insuring Agreem ent (A) in Item 3 of the Declarations.

(C) ON PREMISES

Loss of Property (occurring with or without negligence or violence) through robbery, burglary, Larceny, theft, holdup, or other fraudulent m eans, m isplacement, m ysterious unexplainable disappearance, dam age thereto or destruction thereof, abstraction or rem oval from the possession, custody or control of the Insured, and loss of subscription, conversion, redem ption or deposit privileges through the m isplacem ent or loss of Property, while the Property is (or is supposed or believed by the Insured to be) lodged or deposited within any offices or prem ises located anywhere, except in an office listed in Item 4 of the Declarations or am endm ent thereof or in the m ail or with a carrier for hire other than an arm ored m otor vehicle com pany, for the purpose of transportation.

Offices and Equipment

(1) Loss of or dam age to, furnishings, fixtures, stationery, supplies or equipm ent, within any of the Insured's offices covered under this bond caused by Larceny or theft in, or by burglary, robbery or holdup of such office, or attem pt thereat, or by vandalism or m alicious mischief; or

(2) loss through dam age to any such office by Larceny or theft in, or by burglary, robbery or holdup of such office or attem pt thereat, or to the interior of any such office by

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK INSURANCE LAW AND REGULATIONS. HOWEVER, FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

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vandalism or m alicious m ischief provided, in any event, that the Insured is the owner of such offices, furnishings, fixtures, stationery, supplies or equipm ent or is legally liable for such loss or dam age, always excepting, however, all loss or dam age through fire.

(D) IN TRANSIT

Loss of Property (occurring with or without negligence or violence) through robbery, Larceny, theft, holdup, m isplacem ent, m ysterious unexplainable disappearance, being lost or otherwise m ade away with, dam age thereto or destruction thereof, and loss of subscription, conversion, redem ption or deposit privileges through the m isplacem ent or loss of Property, while the Property is in transit anywhere in the custody of any person or persons acting as m essenger, except while in the m ail or with a carrier for hire, other than an arm ored m otor vehicle com pany, for the purpose of transportation, such transit to begin imm ediately upon receipt of such Property by the transporting person or persons, and to end imm ediately upon delivery thereof at destination.

(E) FORGERY OR ALTERATION

Loss through FORGERY or ALTERATION of, on or in any bills of exchange, checks, drafts, acceptances, certificates of deposit. prom issory notes, or other written prom ises, orders or directions to pay sum s certain in m oney, due bills, m oney orders, warrants, orders upon public treasuries, letters of credit, written instructions, advices or applications directed to the Insured, authorizing or acknowledging the transfer, paym ent, delivery or receipt of funds or Property, which instructions or advices or applications purport to have been signed or endorsed by any custom er of the Insured, shareholder or subscriber to shares, whether certificated or uncertificated, of any Investm ent Com pany or by any financial or banking institution or stockbroker but which instructions, advices or applications either bear the forged signature or endorsem ent or have been altered without the knowledge and consent of such custom er, shareholder or subscriber to shares, whether certificated or uncertificated, of an Investm ent Com pany, financial or banking institution or stockbroker, withdrawal orders or receipts for the withdrawal of funds or Property, or receipts or certificates of deposit for Property and bearing the nam e of the Insured as issuer, or of another Investm ent Com pany for which the Insured acts as agent, excluding, however, any loss covered under Insuring Agreem ent (F) hereof whether or not coverage for Insuring Agreem ent (F) is provided for in the Declarations of this bond.

Any check or draft (a) m ade payable to a fictitious payee and endorsed in the nam e of such fictitious payee or (b) procured in a transaction with the m aker or drawer thereof or with one acting as an agent of such m aker or drawer or anyone im personating another and m ade or drawn payable to the one so im personated and endorsed by anyone other than the one im personated, shall be deem ed to be forged as to such endorsem ent.

Mechanically reproduced facsim ile signatures are treated the sam e as handwritten signatures.

(F) SECURITIES

Loss sustained by the Insured, including loss sustained by reason of a violation of the constitution, by- laws, rules or regulations of any Self Regulatory Organization of which the Insured is a m em ber or which would have been im posed upon the Insured by the constitution, by- laws, rules or regulations of any Self Regulatory Organization if the Insured had been a m em ber thereof,

(1) through the Insured's having, in good faith and in the course of business, whether for its own account or for the account of others, in any representative, fiduciary, agency or any other capacity, either gratuitously or otherwise, purchased or otherwise acquired, accepted or received, or sold or delivered, or given any value, extended any credit or assum ed any liability, on the faith of, or otherwise acted upon, any securities, docum ents or other written instrum ents which prove to havebeen

   (a) counterfeited, or
   (b) forged as to the signature of any m aker, drawer, issuer, endorser, assignor, lessee, transfer agent or registrar, acceptor, surety or guarantor or as to the signature of any person signing in any other capacity, or
   (c) raised or otherwise altered, or lost, or sto en,or

(2) through the Insured's having, in good faith and in the course of business,

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK INSURANCE LAW AND REGULATIONS. HOWEVER, FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

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guaranteed in writing or witnessed any signatures whether for valuable consideration or not and whether or not such guaranteeing or witnessing is ultra vires the Insured, upon any transfers, assignm ents, bills of sale, powers of attorney, guarantees, endorsem ents or other obligations upon or in connection with any securities, docum ents or other written instrum ents and which pass or purport to pass title to such securities, docum ents or other written instrum ents; EXCLUDING, losses caused by FORGERY or ALTERATION of, on or in those instrum ents covered under Insuring Agreem ent (E) hereof.

Securities, docum ents or other written instrum ents shall be deem ed to m ean original (including original counterparts) negotiable or non- negotiable agreem ents which in and of them selves represent an equitable interest, ownership, or debt, including an assignm ent thereof which instrum ents are in the ordinary course of business, transferable by delivery of such agreem ents with any necessary endorsem ent or assignment.

The word "counterfeited" as used in this Insuring Agreem ent shall be deem ed to m ean any security, docum ent or other written instrum ent which is intended to deceive and to be taken for an original.

Mechanically produced facsim ile signatures are treated the sam e as handwritten signatures.

(G) COUNTERFEIT CURRENCY

Loss through the receipt by the Insured, in good faith, of any counterfeited m oney orders or altered paper currencies or coin of the United States of Am erica or Canada issued or purporting to have been issued by the United States of Am erica or Canada or issued pursuant to a United States of Am erica or Canadian statute for use as currency.

(H) STOP PAYMENT

Loss against any and all sum s which the Insured shall becom e obligated to pay by reason of the Liability im posed upon the Insured by law for damages:

For having either com plied with or failed to com ply with any written notice of any custom er, shareholder or subscriber of the Insured or any Authorized Representative of such custom er, shareholder or subscriber to stop paym ent of any check or draft m ade or drawn by such custom er, shareholder or subscriber or any Authorized Representative of such custom er, shareholder or subscriber, or

For having refused to pay any check or draft m ade or drawn by any custom er, shareholder or subscriber of the Insured or any Authorized Representative of such custom er, shareholder or subscriber.

(I) UNCOLLECTIBLE ITEMS OF DEPOSIT

Loss resulting from paym ents of dividends or fund shares, or withdrawals perm itted from any custom er's, shareholder's or subscriber's account based upon Uncollectible Item s of Deposit of a custom er, shareholder or subscriber credited by the Insured or the Insured's agent to such custom er's, shareholder's or subscriber's Mutual Fund Account; or

loss resulting from any Item of Deposit processed through an Autom ated Clearing House which is reversed by the custom er, shareholder or subscriber and deem ed uncollectible by the Insured.

Loss includes dividends and interest accrued not to exceed 15% of the Uncollectible Item s which are deposited.

This Insuring Agreem ent applies to all Mutual Funds with "exchange privileges" if all Fund(s) in the exchange program are insured by a National Union Fire Insurance Com pany of Pittsburgh, PA for Uncollectible Item s of Deposit. Regardless of the num ber of transactions between Fund(s), the m inim um num ber of days of deposit within the Fund(s) before withdrawal as declared in the Fund(s) prospectus shall begin from the date a deposit was first credited to any Insured Fund(s).

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK INSURANCE LAW AND REGULATIONS. HOWEVER, FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

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GENERAL AGREEMENTS

A. ADDITIONAL OFFICES OR EMPLOYEES- CONSOLIDATION OR MERGER- NOTICE

1 If the Insured shall, while this bond is in force, establish any additional office or offices, such office or offices shall be autom atically covered hereunder from the dates of their establishm ent, respectively. No notice to the Underwriter of an increase during any prem ium period in the num ber of offices or in the num ber of Em ployees at any of the offices covered hereunder need be given and no additional prem ium need be paid for the rem ainder of such prem ium period.

2 If an Investm ent Com pany, nam ed as Insured herein, shall, while this bond is in force, m erge or consolidate with, or purchase the assets of another institution, coverage for such acquisition shall apply autom atically from the date of acquisition. The Insured shall notify the Underwriter of such acquisition within 60 days of said date, and an additional prem ium shall be com puted only if such acquisition involves additional offices or employees.

B. WARRANTY

No statem ent m ade by or on behalf of the Insured, whether contained in the application or otherwise, shall be deem ed to be a warranty of anything except that it is true to the best of the knowledge and belief of the person m aking the statem ent.

C. COURT COSTS AND ATTORNEYS' FEES (Applicable to all Insuring Agreem ents or Coverages now or hereafter form ing part of this bond)

The Underwriter will indem nify the Insured against court costs and reasonable attorneys' fees incurred and paid by the Insured in defense, whether or not successful, whether or not fully litigated on the m erits and whether or not settled of any suit or legal proceeding brought against the Insured to enforce the Insured's liability or alleged liability on account of any loss, claim or dam age which, i es ablished against the Insured, would constitute a loss sustained by the Insured covered under the term s of this bond provided, however, that with respect to Insuring Agreem ent (A) this indem nity shall apply only in the event that

(1) an Em ployee adm its to being guilty of any dishonest or fraudulent act(s), including Larceny or Em bezzlem ent; or

(2) an Em ployee is adjudicated to be guilty of any dishonest or fraudulent act(s), including Larceny or Em bezzlem ent;

(3) in the absence of (1) or (2) above an arbitration panel agrees, after a review of an agreed statem ent of facts, that an Em ployee would be found guilty of dishonesty if such Em ployee were prosecuted.

The Insured shall prom ptly give notice to the Underwriter of any such suit or legal proceeding and at the request of the Underwriter shall furnish it with copies of all pleadings and other papers therein. At the Underwriter's election the Insured shall perm it the Underwriter to conduct the defense of such suit or legal proceeding, in the Insured's nam e, through attorneys of the Underwriter's selection. In such event, the Insured shall give all reasonable inform ation and assistance which the Underwriter shall deem necessary to the proper defense of such suit or legal proceeding.

If the am ount of the Insured's liability or alleged liability is greater than the am ount recoverable under this bond, or if a Deductible Am ount is applicable, or both, the liability of the Underwriter under this General Agreem ent is lim ited to the proportion of court costs and attorneys' fees incurred and paid by the Insured or by the Underwriter that the am ount recoverable under this bond bears to the total of such am ount plus the am ount which is not so recoverable. Such indem nity shall be in addition to the Lim it of Liability for the applicable Insuring Agreem ent or Coverage.

D. FORMER EMPLOYEE

Acts of an Em ployee, as defined in this bond, are covered under Insuring Agreem ent (A) only while the Em ployee is in the Insured's em ploy. Should loss involving a form er Em ployee of the Insured be discovered subsequent to the term ination of em ploym ent, coverage would still apply under Insuring Agreem ent (A) if the direct proxim ate cause of the loss occurred while the form er Em ployee perform ed duties within the scope of his/her employment.

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK INSURANCE LAW AND REGULATIONS. HOWEVER, FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

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THE FOREGOING IN SURING AGREEMENTS AN D GEN ERAL AGREEMEN TS ARE SUB JECT TO THE FOLLOWING CONDITIONS AN D LIMITATIONS:

SECTION 1. DEFINITIONS

The following term s, as used in this bond, shall have the respective m eanings stated in this Section:

(a) "Employee" means:

(1) any of the Insured's officers, partners, or em ployees, and

(2) any of the officers or em ployees of any predecessor of the Insured whose principal assets are acquired by the Insured by consolidation or m erger with, or purchase of assets or capital stock of such predecessor. and

(3) attorneys retained by the Insured to perform legal services for the Insured and the em ployees of such attorneys while such attorneys or the em ployees of such attorneys are perform ing such services for the Insured, and

(4) guest students pursuing their studies or duties in any of the Insured's offices, and

(5) directors or trustees of the Insured, the investm ent advisor, underwriter (distributor), transfer agent, or shareholder accounting record keeper, or adm inistrator authorized by written agreem ent to keep financial and/ or other required records, but only while perform ing acts com ing within the scope of the usual duties of an officer or em ployee or while acting as a m em ber of any comm ittee duly elected or appointed to exam ine or audit or have custody of or access to the Property of the Insured, and

(6) any individual or individuals assigned to perform the usual duties of an em ployee within the prem ises of the Insured, by contract, or by any agency furnishing tem porary personnel on a contingent or part- tim e basis, and

(7) each na ural person, partnership or corporation authorized by written agreem ent with the Insured to perform services as electronic data processor of checks or other accounting records of the Insured, but excluding any such processor who acts as transfer agent or in any other agency capacity in issuing checks, drafts or securities for the Insured, unless included under Sub- section (9) hereof, and those

(8) persons so designated in Section 15, Central Handling of Securities, and

(9) any officer, partner or Em ployee of

a) an investm ent advisor,

b) an underwriter (distributor),

c) a transfer agent or shareholder accounting record- keeper, or

d) an adm inistrator authorized by written agreem ent to keep financial and/ or other required records,

for an Investm ent Com pany nam ed as Insured while perform ing acts com ing within the scope of the usual duties of an officer or Em ployee of any Investm ent Com pany nam ed as Insured herein, or while acting as a m em ber of any comm ittee duly elected or appointed to exam ine or audit or have custody of or access to the Property of any such Investm ent Com pany, provided that only Em ployees or partners of a transfer agent, shareholder accounting record- keeper or adm inistrator which is an affiliated person as defined in the Investm ent Com pany Act of 1940, of an Investm ent Com pany nam ed as Insured or is an affiliated person of the adviser, underwriter or adm inistrator of such Investm ent Com pany, and which is not a bank, shall be included within the definition of Em ployee.

Each em ployer of tem porary personnel or processors as set forth in Sub- Sections (6) and of Section 1(a) and their partners, officers and em ployees shall collectively be deem ed to be one person for all the purposes of this bond, excepting, however, the last paragraph of Section 13.

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK INSURANCE LAW AND REGULATIONS. HOWEVER, FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

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Brokers, or other agents under contract or representatives of the sam e general character shall not be considered Em ployees.

(b) "Property" m eans m oney (i.e.. currency, coin, bank notes, Federal Reserve notes), postage and revenue stam ps,
U.S. Savings Stam ps, bullion, precious m etals of all kinds and in any form and articles m ade therefrom , jewelry, watches, necklaces, bracelets, gem s, precious and sem i- precious stones, bonds, securities, evidences of debts, debentures, scrip, certificates, interim receipts, warrants, rights, puts, calls, straddles, spreads, transfers, coupons, drafts, bills of exchange, acceptances, notes, checks, withdrawal orders, m oney orders, warehouse receipts, bills of lading, conditional sales contracts, abstracts of title, insurance policies, deeds, m ortgages under real estate and/ or chattels and upon interests therein, and assignm ents of such policies, m ortgages and instrum ents, and other valuable papers, including books of account and other records used by the Insured in the conduct of its business, and all other instrum ents sim ilar to or in the nature of the foregoing including Electronic Representations of such instrum ents enum erated above (but excluding all data processing records) in which the Insured has an interest or in which the Insured acquired or should have acquired an interest by reason of a predecessor's declared financial condition at the tim e of the Insured's consolidation or m erger with, or purchase of the principal assets of, such predecessor or which are held by the Insured for any purpose or in any capacity and whether so held by the Insured for any purpose or in any capacity and whether so held gratuitously or not and whether or not the Insured is liable therefor.

(c) "Forgery" m eans the signing of the nam e of another with intent to deceive; it does not include the signing of one's own nam e with or without authority, in any capacity, for any purpose.

(d) "Larceny and Em bezzlem ent" as it applies to any nam ed Insured m eans those acts as set forth in Section 37 of the Investm ent Com pany Act of 1940.

(e) "Item s of Deposit" m eans any one or m ore checks and drafts. Item s of Deposit shall not be deem ed uncollectible until the Insured's collection procedures have failed.

SECTION 2. EXCLUSIONS

THIS BOND DOES NOT COVER:

(a) loss effected directly or indirectly by m eans of forgery or alteration of, on or in any instrum ent, except when covered by Insuring Agreem ent (A),(E),
(F) or (G).

(b) loss due to riot or civil comm otion outside the United States of Am erica and Canada; or loss due to m ilitary, naval or usurped power, war or insurrection unless such loss occurs in transit in the circum stances recited in Insuring Agreem ent (D), and unless, when such transit was initiated, there was no knowledge of such riot, civil comm otion, m ilitary, naval or usurped power, war or insurrection on the part of any person acting for the Insured in initiating such transit.

(c) loss, in tim e of peace or war, directly or indirectly caused by or resulting from the effects of nuclear fission or fusion or radioactivity; provided, however, that this paragraph shall not apply to loss resulting from industrial uses of nuclear energy.

(d) loss resulting from any wrongful act or acts of any person who is a m em ber of the Board of Directors of the Insured or a m em ber of any equivalent body by whatsoever nam e known unless such person is also an Em ployee or an elected official, partial owner or partner of the Insured in som e other capacity, nor, in any event, loss resulting from the act or acts of any person while acting in the capacity of a m em ber of such Board or equivalent body.

(e) loss resulting from the com plete or partial non- paym ent of or default upon, any loan or transaction in the nature of, or am ounting to, a loan m ade by or obtained fr m the Insured or any of its partners, directors or Em ployees, whether authorized or unauthorized and whether procured in good faith or through trick, artifice, fraud or false pretenses. unless such

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK INSURANCE LAW AND REGULATIONS. HOWEVER, FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

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loss is covered under Insuring Agreem ent (A), (E) or (F).

(f) loss resulting from any violation by the Insured or by any Em ployee

(1) of law regulating (a) the issuance, purchase or sale of securities, (b) securities transactions upon Security Exchanges or over the counter m arket, (c) Investm ent Com panies, or (d) Investm ent Advisors, or
(2) of any rule or regulation m ade pursuant to any such law, unless such loss, in the absence of such laws, rules or regulations, would be covered under Insuring Agreem ents (A) or (E).

(g) loss of Property or loss of privileges through the m isplacem ent or loss of Property as set forth in Insuring Agreem ent (C) or (D) while the Property is in the custody of any arm ored m otor vehicle com pany, unless such loss shall be in excess of the am ount recovered or received by the Insured under (a) the Insured's contract with said arm ored m otor vehicle com pany, (b) insurance carried by said arm ored m otor vehicle com pany for the benefit of users of its service, and (c) all other insurance and indem nity in force in whatsoever form carried by or for the benefit of users of said arm ored m otor vehicle com pany's service, and then this bond shall cover only such excess.

(h) potential incom e, including but not lim ited to interest and dividends, not realized by the Insured because of a loss covered under this bond, except as included under Insuring Agreement (I).

(i) all dam ages of any type for which the Insured is legally liable, except direct com pensatory dam ages arising from a loss covered under this bond.

(j) loss through the surrender of Property away from an office of the Insured as a result of a threat

(1) to do bodily harm to any person, except loss of Property in transit in the cus ody of any person acting as m essenger provided that when such transit was initiated there was no knowledge by the Insured of any such threat, or
(2) to do dam age to the prem ises or Property of the Insured, except when covered under Insuring Agreem ent (A).

(k) all costs, fees and other expenses incurred by the Insured in establishing the existence of or am ount of loss covered under this bond unless such indem nity is provided for under Insuring Agreem ent (B).

(l) loss resulting from paym ents m ade or withdrawals from the account of a custom er of the Insured, shareholder or subscriber to shares involving funds erroneously credited to such account, unless such paym ents are m ade to or withdrawn by such depositor or representative of such person, who is within the prem ises of the drawee bank of the Insured or within the office of the Insured at the tim e of such paym ent or withdrawal or unless such paym ent is covered under Insuring Agreem ent (A).

(m) ) any loss resulting from Uncollectible Item s of Deposit which are drawn from a financial institution outside the fifty states of the United States of Am erica, District of Colum bia, and territories and possessions of the United States of Am erica, and Canada.

SECTION 3. ASSIGNMENT OF RIGHTS

This bond does not afford coverage in favor of any Em ployers of tem porary personnel or of processors as set forth in sub- sections (6) and (7) of Section 1(a) of this bond, as aforesaid, and upon paym ent to the Insured by the Underwriter on account of any loss through dishonest or fraudulent act(s) including Larceny or Em bezzlem ent comm itted by any of the partners, officers or em ployees of such Em ployers, whether acting alone or in collusion with others, an assignm ent of such of the Insured's rights and causes of action as it m ay have against such Em ployers by reason of such acts so comm itted shall, to the extent of such paym ent, be given by the Insured to the Underwriter, and the Insured shall execute all papers necessary to secure to the Underwriter the rights herein provided for.

SECTION 4. LOSS- NOTICE- PROOF- LEGAL PROCEEDINGS

This bond is for the use and benefit only of the Insured nam ed in the Declarations and the Underwriter shall not be liable hereunder for

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK INSURANCE LAW AND REGULATIONS. HOWEVER, FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

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loss sustained by anyone other than the Insured unless the Insured, in its sole discretion and at its option, shall include such loss in the Insured's proof of loss. At the earliest practicable m om ent after discovery of any loss hereunder the Insured shall give the Underwriter written notice thereof and shall also within six m onths after such discovery furnish to the Underwriter affirm ative proof of loss with full particulars. If claim is m ade under this bond for loss of securities or shares, the Underwriter shall not be liable unless each of such securities or shares is identified in such proof of loss by a certificate or bond num ber or, where such securities or shares are uncertificated, by such identification m eans as agreed to by the Underwriter. The Underwriter shall have thirty days after notice and proof of loss within which to investigate the claim , but where the loss is clear and undisputed, settlem ent shall be m ade within forty-eight hours; and this shall apply notwithstanding the loss is m ade up wholly or in part of securities of which duplicates m ay be obtained. Legal proceedings for recovery of any loss hereunder shall not be brought prior to the expiration of sixty days after such proof of loss is filed with the Underwriter nor after the expiration of twenty- four m onths from the discovery of such loss, except that any action or proceeding to recover hereunder on account of any judgm ent against the Insured in any suit m entioned in General Agreem ent C or to recover attorneys' fees paid in any such suit, shall be begun within twenty- four m onths from the date upon which the judgm ent in such suit shall becom e final. If any lim itation em bodied in this bond is prohibited by any law controlling the construction hereof, such lim itation shall be deem ed to be am ended so as to be equal to the m inim um period of lim itation perm itted by such law.

Discovery occurs when the Insured

(a) becom es aware of facts, or
(b) receives written notice of an actual or potential claim by a third party which alleges that the Insured is liable under circumstance which would cause a reasonable person to assum e that a loss covered by the bond has been or will be incurred even though the exact am ount or etail of loss m ay not be then known.

SECTION 5. VALUATION OF PROPERTY

The value of any Property, except books of accounts or other records used by the Insured in the conduct of its business, for the loss of which a claim shall be m ade hereunder, shall be determ ined by the average m arket value of such Property on the business day next preceding the discovery of such loss; provided, however, that the value of any Property replaced by the Insured prior to the paym ent of claim therefor shall be the actual m arket value at the tim e of replacem ent; and further provided that in case of a loss or m isplacem ent of interim certificates, warrants, rights, or other securities, the production which is necessary to the exercise of subscription, conversion, redem ption or deposit privileges, the value thereof shall be the m arket value of such privileges imm ediately preceding the expiration thereof if said loss or m isplacem ent is not discovered until after their expiration. If no m arket price is quoted for such Property or for such privileges, the value shall be fixed by agreem ent between the parties or by arbitration.

In case of any loss or dam age to Property consisting of books of accounts or other records used by the Insured in the conduct of its business, the Underwriter shall be liable under this bond only if such books or records are actually reproduced and then for not m ore than the cost of blank books, blank pages or other m aterials plus the cost of labor for the actual transcription or copying of data which shall have been furnished by the Insured in order to reproduce such books and other records.

SECTION 6. VALUATION OF PREMISES AND FURNISHINGS

In case of dam age to any office of the Insured, or loss of or dam age to the furnishings, fixtures, stationery, supplies, equipm ent, safes or vaults therein, the Underwriter shall not be liable for m ore than the actual cash value thereof, or for m ore than the actual cost of their replacem ent or repair. The Underwriter m ay, at its election, pay such actual cash value or m ake such replacem ent or repair. If the Underwriter and the Insured cannot agree upon such cash value or such cost of replacem ent or repair, such shall be determ ined by arbitration.

SECTION 7. LOST SECURITIES

If the Insured shall sustain a loss of securities the total value of which is in excess of the lim it stated in Item 3 of the Declarations of this bond, the liability of the Underwriter shall

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK INSURANCE LAW AND REGULATIONS. HOWEVER, FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

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be lim ited to paym ent for, or duplication of, securities having value equal to the lim it stated in Item 3 of the Declarations of this bond.

If the Underwriter shall m ake paym ent to the Insured for any loss of securities, the Insured shall thereupon assign to the Underwriter all of the Insured's rights, title and interests in and to said securities.

With respect to securities the value of which do not exceed the Deductible Am ount (at the tim e of the discovery of the loss) and for which the Underwriter m ay at its sole discretion and option and at the request of the Insured issue a Lost Instrum ent Bond or Bonds to effect replacem ent thereof, the Insured will pay the usual prem ium charged therefor and will indem nify the Underwriter against all loss or expense that the Underwriter m ay sustain because of the issuance of such Lost Instrum ent Bond or Bonds.

With respect to securities the value of which exceeds the Deductible Am ount (at the tim e of discovery of the loss) and for which the Underwriter m ay issue or arrange for the issuance of a Lost Instrum ent Bond or Bonds to effect replacem ent thereof, the Insured agrees that it will pay as prem ium therefor a proportion of the usual prem ium charged therefor, said proportion being equal to the percentage that the Deductible Am ount bears to the value of the securities upon discovery of the loss, and that it will indem nify the issuer of said Lost Instrum ent Bond or Bonds against all loss and expense that is not recoverable from the Underwriter under the term s and conditions of this INVESTMENT COMPANY BLANKET BOND subject to the Lim it of Liability hereunder.

SECTION 8. SALVAGE

In case of recovery, whether m ade by the Insured or by the Underwriter, on account of any loss in excess of the Lim it of Liability hereunder plus the Deductible Am ount applicable to such loss from any source other than suretyship, insurance, reinsurance, security or indem nity taken by or for the benefit of the Underwriter, the net am ount of such recovery, less the actual costs and expenses of m aking sam e, shall be applied to reim burse the Insured in full for the excess portion of such loss, and the rem ainder, if any, shall be paid first in reim bursem ent of the Underwriter and thereafter in reim bursem ent of the Insured for that part of such loss within the Deductible Am ount. The Insured shall execute all necessary papers to secure to the Underwriter the rights provided for herein.

SECTION 9. NON- REDUCTION AND NON- ACCUMULATION OF LIABILITY AND TOTAL LIABILITY

At all tim es prior to term ination hereof this bond shall continue in force for the lim it stated in the applicable sections of Item 3 of the Declarations of this bond notwithstanding any previous loss for which the Underwriter m ay have paid or be liable to pay hereunder; PROVIDED, however, that regardless of the num ber of years this bond shall continue in force and the num ber of prem ium s which shall be payable or paid, the liability of the Underwriter under this bond with respect to all loss resulting from

(a) any one act of burglary, robbery or holdup, or attem pt thereat, in which no Partner or Em ployee is concerned or im plicated shall be deem ed to be one loss, or
(b) any one unintentional or negligent act on the part of any one person resulting in dam age to or destruction or m isplacem ent of Property, shall be deem ed to be one loss, or
(c) all wrongful acts, other than those specified in (a) above, of any one person shall be deem ed to be one loss, or
(d) all wrongful acts, other than those specified in (a) above, of one or m ore persons (which dishonest act(s) or act(s) of Larceny or Em bezzlem ent include, but are not lim ited to, the failure of an Em ployee to report such acts of others) whose dishonest act or acts intentionally or unintentionally, knowingly or unknowingly, directly or indirectly, aid or aids in any way, or perm its the continuation of, the dishonest act or acts of any other person or persons shall be deem ed to be one loss with the act or acts of the persons aided, or
(e) any one casualty or event other than those specified in (a), (b), (c) or (d) preceding, shall be deem ed to be one loss, and shall be lim ited to the applicable Lim it of Liability stated in Item 3 of the Declarations of this bond irrespective of the total am ount of such loss or losses and shall not be cum ulative in am ounts from year to year or

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK INSURANCE LAW AND REGULATIONS. HOWEVER, FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

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from period to period.

Sub- section (c) is not applicable to any situation to which the language of sub- section (d) applies.

SECTION 10. LIMIT OF LIABILITY

With respect to any loss set forth in the PROVIDED clause of Section 9 of this bond which is recoverable or recovered in whole or in part under any other bonds or policies issued by the Underwriter to the Insured or to any predecessor in interest of the Insured and term inated or cancelled or allowed to expire and in which the period for discovery has not expired at the tim e any such loss thereunder is discovered, the total liability of the Underwriter under this bond and under other bonds or policies shall not exceed, in the aggregate, the am ount carried hereunder on such loss or the am ount available to the Insured under such other bonds or policies, as lim ited by the term s and conditions thereof, for any such loss if the latter am ount be the larger.

SECTION 11. OTHER INSURANCE

If the Insured shall hold, as indem nity against any loss covered hereunder, any valid and enforceable insurance or suretyship, the Underwriter shall be liable hereunder only for such am ount of such loss which is in excess of the am ount of such other insurance or suretyship, not exceeding, however, the Lim it of Liability of this bond applicable to such loss.

SECTION 12. DEDUCTIBLE

The Underwriter shall not be liable under any of the Insuring Agreem ents of this bond on account of loss as specified, respectively, in sub- sections (a), (b), (c), (d) and (e) of Section 9, NON- REDUCTION AND NON- ACCUMULATION OF LIABILITY AND TOTAL LIABILITY, unless the am ount of such loss, after deducting the net am ount of all reim bursem ent and/ or recovery obtained or m ade by the Insured, other than from any bond or policy of insurance issued by an insurance com pany and covering such loss, or by the Underwriter on account thereof prior to paym ent by the Underwriter of such loss, shall exceed the Deductible Am ount set forth in Item 3 of the Declarations hereof (herein called Deductible Am ount) and then for such excess only, but in no event for m ore than the applicable Lim it of Liability stated in Item 3 of the Declarations.

The Insured will bear, in addition to the Deductible Am ount, prem ium s on Lost Instrum ent Bonds as set forth in Section 7.

There shall be no deductible applicable to any loss under Insuring Agreem ent A sustained by any Investm ent Com pany nam ed as Insured herein.

SECTION 13. TERMINATION

The Underwriter m ay term inate this bond as an entirety by furnishing written notice specifying the term ination date which cannot be prior to 60 days after the receipt of such written notice by each Investm ent Company nam ed as Insured and the Securities and Exchange Comm ission, Washington, D.C. The Insured m ay term inate this bond as an entirety by furnishing written notice to the Underwriter. When the Insured cancels, the Insured shall furnish written notice to the Securities and Exchange Comm ission, Washington. D.C. prior to 60 days before the effective date of the term ination. The Underwriter shall notify all other Investm ent Com panies nam ed as Insured of the receipt of such term ination notice and the term ination cannot be effective prior to 60 days after receipt of written notice by all other Investm ent Com panies. Prem ium s are earned until the term ination date as set forth herein.

This Bond will term inate as to any one Insured imm ediately upon taking over of such Insured by a receiver or other liquidator or by State or Federal officials, or imm ediately upon the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured, or assignm ent for the benefit of creditors of the Insured. or imm ediately upon such Insured ceasing to exist, whether through m erger into another entity, or by disposition of all of its assets.

The Underwriter shall refund the unearned prem ium com puted at short rates in accordance with the standard short rate cancellation tables if term inated by the Insured or pro rata if term inated for any other reason.

This Bond shall term inate

(a) as to any Em ployee as soon as any partner, officer or supervisory Em ployee of the Insured, who is not in collusion with such Em ployee, shall learn of any dishonest or fraudulent act(s), including Larceny or Em bezzlem ent on the part of such Em ployee without prejudice to the loss of any Property then in transit in the custody of such Em ployee (See

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK INSURANCE LAW AND REGULATIONS. HOWEVER, FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

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Section 16[d]), or

(b) as to any Employee 60 days after receipt by each Insured and by the Securities and Exchange Commission of a written notice from the Underwriter of its desire to terminate this bond as to such Employee, or

(c) as to any person, who is a partner, officer or employee of any Electronic Data Processor covered under this bond, from and after the time that the Insured or any partner or officer thereof not in collusion with such person shall have knowledge or information that such person has committed any dishonest or fraudulent act(s), including Larceny or Embezzlement in the service of the Insured or otherwise, whether such act be committed before or after the time this bond is effective.

SECTION 14. RIGHTS AFTER TERMINATION OR CANCELLATION

At any time prior to the termination or cancellation of this bond as an entirety, whether by the Insured or the Underwriter, the Insured may give to the Underwriter notice that it desires under this bond an additional period of 12 months within which to discover loss sustained by the Insured prior to the effective date of such termination or cancellation and shall pay an additional premium therefor.

Upon receipt of such notice from the Insured, the Underwriter shall give its written consent thereto; provided, however, that such additional period of time shall terminate immediately;

(a) on the effective date of any other insurance obtained by the Insured, its successor in business or any other party, replacing in whole or in part the insurance afforded by this bond, whether or not such other insurance provides coverage for loss sustained prior to its effective date, or

(b) upon takeover of the Insured's business by any State or Federal official or agency, or by any receiver or liquidator, acting or appointed for this purpose without the necessity of the Underwriter giving notice of such termination. In the event that such additional period of time is terminated, as provided above, the Underwriter shall refund any unearned premium .

The right to purchase such additional period for the discovery of loss may not be exercised by any State or Federal official or agency, or by any receiver or liquidator, acting or appointed to take over the Insured's business for the operation or for the liquidation thereof or for any other purpose.

SECTION 15. CENTRAL HANDLING OF SECURITIES

Securities included in the systems for the central handling of securities established and maintained by Depository Trust Company, Midwest Depository Trust Company, Pacific Securities Depository Trust Company, and Philadelphia Depository Trust Company, hereinafter called Corporations, to the extent of the Insured's interest therein as effective by the making of appropriate entries on the books and records of such Corporations shall be deemed to be Property.

The words "Employee" and "Employees" shall be deemed to include the officers, partners, clerks and other employees of the New York Stock Exchange, Boston Stock Exchange, Midwest Stock Exchange, Pacific Stock Ex- change and Philadelphia Stock Exchange, hereinafter called Exchanges, and of the above named Corporations, and of any nominee in whose name is registered any security included within the systems for the central handling of securities established and maintained by such Corporations, and any employee of any recognized service company, while such officers, partners, clerks and other employees and employees of service companies perform services for such Corporations in the operation of such systems. For the purpose of the above definition a recognized service company shall be any company providing clerks or other personnel to said Exchanges or Corporation on a contract basis.

The Underwriter shall not be liable on account of any loss(es) in connection with the central handling of securities within the systems established and maintained by such Corporations, unless such loss(es) shall be in excess of the amount(s) recoverable or recovered under any bond or policy of insurance indemnifying such Corporations, against such loss(es), and then the Underwriter shall be liable hereunder only for the Insured's share of such excess loss(es), but in no event for more than the Limit of Liability applicable hereunder.

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK INSURANCE LAW AND REGULATIONS. HOWEVER, FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

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For the purpose of determ ining the Insured's share of excess loss(es) it shall be deem ed that the Insured has an interest in any certificate representing any security included within such system s equivalent to the interest the Insured then has in all certificates representing the sam e security included within such system s and that such Corporations shall use their best judgm ent in apportioning the am ount(s) recoverable or recovered under any bond or policy of insurance indem nifying such Corporations against such loss(es) in connection with the central handling of securities within such system s am ong all those having an interest as recorded by appropriate entries in the books and records of such Corporations in Property involved in such loss(es) on the basis that each such interest shall share in the am ount(s) so recoverable or recovered in the ratio that the value of each such interest bears to the total value of all such interests and that the Insured's share of such excess loss(es) shall be the am ount of the Insured's interest in such Property in excess of the am ount(s) so apportioned to the Insured by such Corporations.

This bond does not afford coverage in favor of such Corporations or Exchanges or any nom inee in whose nam e is registered any security included within the system s for the central handling of securities established and m aintained by such Corporations, and upon paym ent to the Insured by the Underwriter on account of any loss(es) within the system s, an assignm ent of such of the Insured's rights and causes of action as it m ay have against such Corporations or Exchanges shall to the extent of such paym ent, be given by the Insured to the Underwriter, and the Insured shall execute all papers necessary to secure to the Underwriter the rights provided for herein.

SECTION 16. ADDITIONAL COMPANIES INCLUDED AS INSURED

If m ore than one corporation, co- partnership or person or any com bination of them be included as the Insured herein:

(a) the total liability of the Underwriter hereunder for loss or losses sustained by any one or m ore or all of them shall not xceed the lim it for which the Underwriter would be liable hereunder if all such loss were sustained by any one of them ,
(b) the one first nam ed herein shall be deem ed authorized to m ake, adjust and receive and enforce paym ent of all claim s hereunder and shall be deem ed to be the agent of the others for such purposes and for the giving or receiving of any notice required or perm itted to be given by the term s hereof, provided that the Underwriter shall furnish each nam ed Investm ent Com pany with a copy of the bond and with any am endm ent thereto, together with a copy of each form al filing of the settlem ent of each such claim prior to the execution of such settlem ent,
(c) the Underwriter shall not be responsible for the proper application of any paym ent m ade hereunder to said first nam ed Insured,
(d) knowledge possessed or discovery m ade by any partner, officer or supervisory Em ployee of any Insured shall for the purposes of Section 4 and Section 13 of this bond constitute knowledge or discovery by all the Insured, and
(e) if the first nam ed Insured ceases for any reason to be covered under this bond, then the Insured next nam ed shall thereafter be considered as the first nam ed Insured for the purposes of this bond.

SECTION 17. NOTICE AND CHANGE OF CONTROL

Upon the Insured's obtaining knowledge of a transfer of its outstanding voting securities which results in a change in control (as set forth in Section 2(a) (9) of the Investm ent Com pany Act of 1940) of the Insured, the Insured shall within thirty (30) days of such knowledge give written notice to the Underwriter setting forth:

(a) the nam es of the transferors and transferees (or the nam es of the beneficial owners if the voting securities are requested in another nam e),and
(b) the total num ber of voting securities owned by the transferors and the transferees (or the beneficial owners), both imm ediately before and after the transfer, and
(c) the total num ber of outstanding voting securities.

As used in this section, control m eans the power to exercise a controlling influence over the m anagem ent or policies of the Insured.

Failure to give the required notice shall result in term ination of coverage of this bond,

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK INSURANCE LAW AND REGULATIONS. HOWEVER, FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

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effective upon the date of stock transfer for any loss in which any transferee is concerned or implicated.

Such notice is not required to be given in the case of an Insured which is an Investment Company.

SECTION 18. CHANGE OR MODIFICATION

This bond or any instrument amending or effecting same may not be changed or modified orally. No changes in or modification thereof shall be effective unless made by written endorsement issued to form a part hereof over the signature of the Underwriter's Authorized Representative. When a bond covers only one Investment Company no change or modification which would adversely affect the rights of the Investment Company shall be effective prior to 60 days after written notification has been furnished to the Securities and Exchange Commission, Washington, D.C. by the Insured or by the Underwriter. If more than one Investment Company is named as the Insured herein, the Underwriter shall give written notice to each Investment Company and to the Securities and Exchange Commission, Washington, D.C. not less than 60 days prior to the effective date of any change or modification which would adversely affect the rights of such Investment Company.

IN WITNESS WHEREOF, the Underwriter has caused this bond to be executed on the Declarations Page.

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK INSURANCE LAW AND REGULATIONS. HOWEVER, FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

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ENDORSEMENT# *1*

This endorsem ent,effective ***12:01 am January 16, 2018*** form s a part of policy number ***01-112-98-65***
issued to ***AMERICAN CAPITAL SENIOR FLOATING, LTD.***

by ***National Union Fire Insurance Company of Pittsburgh, Pa.***

N EW YORK AMENDATORY ENDORSEMENT

Wherever used in this endorsem ent: 1) "Insurer" m eans the insurance com pany which issued this policy; and 2) "Insured" m eans the Nam ed Corporation, Nam ed Organization, Nam ed Sponsor, Nam ed Insured, Nam ed Entity or Insured stated in the declarations page;

The policy is hereby am ended as follows:

I. The Cancellation and When We Do Not Renew provisions are deleted and replaced by the following:

(a) CANCELLATION BY THE INSURED

This policy m ay be cancelled by the Insured by surrender of this policy to the Insurer or by giving written notice to the Insurer stating when thereafter such cancellation shall be effective. The Policy Period term inates at the date and hour specified in such notice, or at the date and tim e of surrender.

(b) CANCELLATION, NONRENEWAL AND CONDITIONAL RENEWAL BY THE INSURER

(i) If this policy has been in effect for sixty (60) or fewer days when cancellation notice is m ailed, and this policy is not a renewal of a policy issued by the Insurer, then this policy m ay be cancelled by the Insurer by m ailing or delivering to the Insured, and to his authorized insurance agent or broker, written notice stating when not less than twenty (20) days thereafter (fifteen (15) days thereafter if cancellation is because of one of the reasons for cancellation set forth in subsection (ii) below) the cancellation shall be effective. Notice of cancellation issued by the Insurer shall specify the grounds for cancellation.

(ii) If this policy has been in effect for m ore than sixty (60) days when notice of cancellation is m ailed, or if this policy is a renewal of a policy issued by the Insurer, then this policy m ay be cancelled by the Insurer by m ailing or delivering to the Insured, and to his authorized insurance agent or broker, written notice stating when not less than fifteen (15) days thereafter the cancellation shall be effective; however, such cancellation m ust be based on one or m ore of the following:

(A) nonpaym ent of prem ium , provided, however, that a notice of cancellation on this ground shall inform the first Nam ed Insured of the am ount due;
(B) conviction of a crim e arising out of acts increasing the hazard insured against;
(C) discovery of fraud or m aterial m isrepresentation in the obtaining of the policy or in the presentation of a claim thereunder;
(D) after issuance of the policy or after the last renewal date, discovery of an act or om ission, or a violation of any policy condition, that substantially and m aterially increases the hazard insured against, and which occurred subsequent to inception of the current Policy Period;

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK INSURANCE LAW AND REGULATIONS. HOWEVER, FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

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ENDORSEMENT# 1 (continued)

(E) material change in the nature or extent of the risk, occurring after issuance or last annual renewal anniversary date of the policy, which causes the risk of loss to be substantially and materially increased beyond that contemplated at the time the policy was issued or last renewed;

(F) required pursuant to a determination by the New York Superintendent of Insurance that continuation of the present premium volume of the Insurer would jeopardize the Insurer's solvency or be hazardous to the interests of Insureds of the Insurer, its creditors or the public;

(G) a determination by the New York Superintendent of Insurance that the continuation of the policy would violate, or would place the Insurer in violation of, any provision of the New York Insurance Law;

(H) revocation or suspension of an Insured's license to practice his profession; or

(I) where the Insurer has reason to believe that there is a probable risk or danger that the Insured will destroy or permit the destruction of the insured property for the purpose of collecting the insurance proceeds, provided, however, that:

   (1) a notice of cancellation on this ground shall inform the Insured in plain language that the Insured must act within ten days if review by the department of the ground for cancellation is desired pursuant to item (3) of this subparagraph (I);

   (2) notice of cancellation on this ground shall be provided simultaneously by the Insurer to the department; and

   (3) upon written request of the Insured made to the department within ten days from the Insured's receipt of notice of cancellation on this ground, the department shall undertake a review of the ground for cancellation to determine whether or not the Insurer has satisfied the criteria for cancellation specified in this subparagraph; if after such review the department finds no sufficient cause for cancellation on this ground, the notice of cancellation on this ground shall be deemed null and void.

Notice of cancellation by the Insurer shall specify the grounds for cancellation.

(A) The Insurer shall mail to the Insured, and to his authorized insurance agent or broker, written notice indicating the Insurer's intention:

   (1) not to renew this policy;

   (2) to condition its renewal upon change of limits, change in type of coverage, reduction of coverage, increased deductible or addition of exclusions or upon increased premiums in excess of ten percent; (exclusive of any premium increase generated as a result of increased exposure units or as a result of experience rating, loss rating, or audit);

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK INSURANCE LAW AND REGULATIONS. HOWEVER, FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

All rights reserved.
©

2-14057
END 001
69898 (9/06)
Page 2 of 4

ENDORSEMENT# 1 (continued)

(3) that the policy will not be renewed or will not be renewed upon the sam e term s, conditions or rates; such alternative renewal notice m ust be m ailed or delivered on a tim ely basis and advise the Insured that a second notice shall be m ailed at a later date indicating the Insurer's intention as specified in subparagraph (1) or (2) of this paragraph (A) and that coverage shall continue on the sam e term s, conditions and rates as expiring, until the later of the expiration date or sixty (60) days after the second notice is m ailed or delivered; such alternative renewal notice also shall advise the insured of the availability of loss inform ation and, upon written request, the request, the insurer shall furnish such loss inform ation within ten (10) days to the insured.

(B) A nonrenewal notice as specified in subparagraph (1), a conditional renewal notice as specified in subparagraph (2), and the second notice described in subparagraph (3) of paragraph (A) of this subsection (iii) shall contain the specific reason or reasons for nonrenewal or conditional renewal, and set forth the am ount of any prem ium increase and nature of any other proposed changes.

(C) The notice required by paragraph (A) of this subsection (iii) shall be m ailed at least sixty (60) but not m ore than one hundred twenty (120) days in advance of the end of the Policy Period.

(D)

(1) If the Insurer em ploys an alternative renewal notice as authorized by subparagraph (3) of paragraph (A) of this subsection (iii), the Insurer shall provide coverage on the sam e term s, conditions, and rates as the expiring policy, until the later of the expiration date or sixty (60) days after the m ailing of the second notice described in such subparagraph.

(2) Prior to the expiration date of the policy, in the event that an incom plete or late conditional renewal notice or a late nonrenewal notice is provided by the Insurer, the Policy Period shall be extended, at the sam e term s and conditions as the expiring policy, except that the annual aggregate lim it of the expiring policy shall be increased in proportion to the policy extension, and at the lower of the current rates or the prior period's rates, until sixty (60) days after such notice is m ailed, unless the Insured elects to cancel sooner.

(3) In the event that a late conditional renewal notice or a late nonrenewal notice is provided by the insurer on or after the expiration date of the policy, coverage shall rem ain in effect on the sam e term s and conditions of the expiring policy for another required policy period, and at the lower of the current rates or the prior period's rates unless the insured during the additional required policy period has replaced the coverage or elects to cancel, in which event such cancellation shall be on a pro rata prem ium basis.

(E) Nothing herein shall be construed to lim it the grounds for which the Insurer m ay lawfully rescind this policy or decline to pay a claim under this policy.

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK INSURANCE LAW AND REGULATIONS. HOWEVER, FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

2-14057
69898 (9/06)
All rights reserved.
©
END 001
Page 3 of 4

EN DORSEMEN T# 1 (continued) (v) Notice required herein to be m ailed to the Insured shall be m ailed to the Insured at the address shown in Item 1 of the Declarations. Notice required herein to be m ailed by the Insurer shall be sent by registered, certified or other first class m ail. Delivery of written notice shall be equivalent to mailing. Proof of m ailing of such notice as aforesaid shall be sufficient proof of notice. The Policy Period shall term inate at the effective date and hour of cancellation or nonrenewal specified in such notice. If this policy shall be cancelled by the Insured, the Insurer shall retain the custom ary short rate proportion of the prem ium hereon. If this policy shall be cancelled by the Insurer, the Insurer shall retain the pro rata proportion of the prem ium hereon. (vi) Paym ent or tender of any unearned prem ium by the Insurer shall not be of cancellation, but such paym ent shall be m ade as soon as practicable. a condition ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED. AUTHORIZED REPRESENTATIVE All rights reserved. END 001 Page 4 of 4 2-14057 69898 (9/ 06)

ENDORSEMENT# 2

This endorsem ent,effective **12:01 am** **January 16, 2018** form s a part of policy number **01-112-98-65** issued to **AMERICAN CAPITAL SENIOR FLOATING, LTD.**

by **National Union Fire Insurance Company of Pittsburgh, Pa.**

N OTICE OF CLAIM (REPORTIN G B Y E- MAIL)

In consideration of the prem ium charged, it is hereby understood and agreed as follows:

1 *Email Reporting of Claims*: In addition to the postal address set forth for any Notice of Claim Reporting under this policy, such notice m ay also be given in writing pursuant to the policy's other term s and conditions to the Insurer by em ail at the following em ail address:

c- claim @AIG.com

Your em ail m ust reference the policy num ber for this policy. The date of the Insurer's receipt of the em ailed notice shall constitute the date of notice.

In addition to Notice of Claim Reporting via em ail, notice m ay also be given to the Insurer by m ailing such notice to: AIG, Financial Lines Claim s, P.O. Box 25947, Shawnee Mission, KS 66225 or faxing such notice to (866) 227- 1750.

2 *Definitions*: For this endorsem ent only, the following definitions shall apply:

(a) "Insurer" m eans the "Insurer," "Underwriter" or "Com pany" or other nam e specifically ascribed in this policy as the insurance com pany or underwriter for this policy.

(b) "Notice of Claim Reporting" m eans "notice of claim / circum stance," "notice of loss" or other reference in the policy designated for reporting of claim s, loss or occurrences or situations that m ay give rise or result in loss under this policy.

(c) "Policy" m eans the policy, bond or other insurance product to which this endorsem ent is attached.

3 This endorsem ent does not apply to any Kidnap & Ransom / Extortion Coverage Section, if any, provided by thispolicy.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK INSURANCE LAW AND REGULATIONS. HOWEVER, FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

© All rights reserved.

2-14057

END 002

99758 (8/ 08)

Page 1 of 1

3 EN DORSEMEN T# 12:01 am January 16, 2018 This endorsem ent, effective form s a part of 01-112-98-65 policy number issued to AMERICAN CAPITAL SENIOR FLOATING, LTD. National Union Fire Insurance Company of Pittsburgh, Pa. by ERISA RIDER It is agreed that: 1. The Name of Insured stated in the Declarations is amended to include the following as an Insured under the attached bond: any of the Insured's Employee Welfare or Pension Benefit Plans now existing or hereafter created or acquired which are required to be bonded under the Employee Retirement Income Security Act of 1974 ("ERISA") (as amended). 2. Solely for the purpose of the coverage provided by this rider, the definition of "Employee" is amended to include the following at the end thereof: Employee shall also include any natural person who is a director or trustee of the Insured while such director or trustee is engaged in handling funds or other property of any Employee Welfare or Pension Benefit Plan owned, controlled or operated by the Insured or any natural person who is a trustee, manager, officer or employee of any such Plan. 3. Solely for the purpose of the coverage provided by this rider, if the attached bond, in accordance with the agreements, limitations and conditions thereof, covers loss sustained by two or more Employee Welfare or Pension Benefit Plans or sustained by any such Plan in addition to loss sustained by an Insured other than such Plan, it is the obligation of the Insured or the Plan Administrator(s) of such Plans under Regulations published by the Secretary of Labor implementing Section 13 of the Welfare and Pension Plan Disclosure Act of 1958 to obtain under one or more bonds issued by one or more Insurers an amount of coverage for each such Plan at least equal to that which would be required if such Plans were bonded separately. 4. In compliance with the foregoing, payment by the Underwriter in accordance with the agreements, limitations and conditions of the attached bond shall be held by the Insured, or if more than one by the Insured first named in the Declarations, for the use and benefit of any Employee Welfare or Pension Benefit Plan sustaining loss so covered and to the extent of that such payment is in excess of the amount of coverage required by such Regulations to be carried by said Plan sustaining such loss, such excess shall be held for the use and benefit of any other such Plan also covered in the event that such other Plan discovers that it has sustained loss covered thereunder. 2-14057 101929 (06/09) END 3

3 EN DORSEMEN T# (Continued) 12:01 am January 16, 2018 This endorsem ent, effective form s a part of 01-112-98-65 policy number issued to AMERICAN CAPITAL SENIOR FLOATING, LTD. National Union Fire Insurance Company of Pittsburgh, Pa. by 5. If money or other property of two or more Employee Welfare or Pension Benefit Plans covered under the bond is commingled, recovery for loss of such money or other property through fraudulent or dishonest acts of Employees shall be shared by such Plans on a pro rata basis in accordance with the amount for which each such Plan is required to carry bonding coverage in accordance with the applicable provisions of said Regulations. 6. Solely for the purpose of the coverage afforded by this rider, the Deductible Amount stated in the Declarations applicable to loss sustained by a Plan through acts committed by an Employee of the Plan shall be waived, but only up to an amount equal to the amount of coverage required to be carried by the Plan because of compliance with the provisions of ERISA. 7. The attached bond is amended by adding the following section at the end ofthe CONDITIONS AND LIMITATIONS Clause: DISCOVERY PERIOD Upon cancellation or termination of this bond as an entirety (other than cancellation as a result of non-payment of premium), whether by the Insured or by the Underwriter, the Insured shall be entitled to an additional period of twelve (12) months within which to discover loss sustained by a Plan(s) or Plan Official(s) prior to the effective date of such termination or cancellation (hereinafter the "Discovery Period"). The Discovery Period may not be cancelled by the Insured or the Underwriter. Notwithstanding the foregoing, the Discovery Period shall terminate immediately on the effective date of: (a) any renewal bond or policy hereof obtained by the Insured from the Underwriter or another insurance company subsidiary of American International Group, Inc. (AIG); or 2-14057 101929 (06/09) END 3

3 EN DORSEMEN T# (Continued) 12:01 am January 16, 2018 This endorsem ent, effective form s a part of 01-112-98-65 policy number issued to AMERICAN CAPITAL SENIOR FLOATING, LTD. National Union Fire Insurance Company of Pittsburgh, Pa. by (b) any other insurance obtained by the Insured, its successor in business or any other party from an insurer other than the Underwriter or another insurance company subsidiary of AIG which replaces, in whole or in part, the insurance afforded by this bond (hereinafter "Replacement Coverage") without the necessity of the Underwriter giving notice of such termination; provided, however, that such Replacement Coverage must provide coverage for loss sustained prior to its effective date. If such Replacement Coverage does not provide coverage for loss sustained prior to its effective date, the Discovery Period shall not immediately terminate. As used in this Section, Plan(s) means any of the Insured's Employee Welfare or Pension Benefit Plans now existing or hereafter created or acquired which may be required to be bonded under the Employee Retirement Income Security Act of1974 (as amended) ("ERISA"). As used in this Section, Plan Official(s) means, with respect to any Plan(s), any person(s) defined as such under ERISA. 8. Nothing contained here shall be held to vary, alter, waive or extend anyof the limitations, conditions, or agreements of the attached bond other than as above stated. terms, 2-14057 AUTHORIZED REPRESENTATIVE © All rights reserved. END 3 101929 (06/09)

4 EN DORSEMEN T# 12:01 am January 16, 2018 This endorsem ent, effective at Policy number 01-112-98-65 form s a part of Issued to: AMERICAN CAPITAL SENIOR FLOATING, LTD. By: National Union Fire Insurance Company of Pittsburgh, Pa. ECONOMIC SANCTIONS ENDORSEMENT This endorsement modifies insurance provided under the following: Coverage shall only be provided and payment of loss under this policy shall only be made in full compliance with enforceable United Nations economic and trade sanctions and the trade and economic sanction laws or regulations of the European Union and the United States of America, including, but not limited to, sanctions, laws and regulations administered and enforced by the U.S. Treasury Department's Office of Foreign Assets Control ("OFAC"). ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED. AUTHORIZED REPRESENTATIVE All rights reserved. END 004 Page 1 of 1 2-14057 119679 (9/ 15)

ENDORSEMENT# 5

This endorsement, effective *12:01 am* *January 16, 2018* forms a part of policy number *01-112-98-65*
issued to *AMERICAN CAPITAL SENIOR FLOATING, LTD.*

by ***National Union Fire Insurance Company of Pittsburgh, Pa.***

NAMED INSURED AMENDED RIDER
(SUBSIDIARY AND JOINT VENTURE)

It is agreed that:

1. The Named of Insured listed in Item 1 of the Declarations ("Named Insured") shall also include any entity now or hereafter owned, controlled and/or managed by the Named Insured, provided however that any such entity so included as Insured under this Bond by reason of this rider must be more than fifty percent (50%) owned or controlled and managed by the Named Insured and is subject to the provisions of General Agreement B.

   If the Named Insured's interest in a joint venture is fifty percent (50%) or less, coverage is limited only to the Insured's interest in such joint venture. If, however, all three of the following conditions apply:

   (a) the Insured has the largest ownership of any joint venturepartner;
   (b) the Insured is contractually obligated to manage and supervise the operation; and
   (c) the Insured's policies and procedures (including, but not limited to, the Insured's internal control policies and procedures) are established and adhered to for operation of the jointventure,

   then such joint venture will be covered one hundred (100%)percent.

2. Nothing contained here shall be held to vary, alter, waive or extend any of the terms, limitations, conditions, or agreements of the attached bond other than as above stated.

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK INSURANCE LAW AND REGULATIONS. HOWEVER, FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

AUTHORIZED REPRESENTATIVE

2-14057

© All rights reserved.

101787 (06/09)

END 5

6 EN DORSEMEN T# 12:01 am January 16, 2018 This endorsem ent, effective form s a part of 01-112-98-65 policy number issued to AMERICAN CAPITAL SENIOR FLOATING, LTD. by National Union Fire Insurance Company of Pittsburgh, Pa. TERMIN ATION OR CAN CELATION SECTION AMEN DED RIDER (CHANGE "60 DAYS" TO 90 DAYS") It is agreed that: 1. In the first paragraph of the Section entitled "TERMINATION OR CANCELATION" of the attached bond, the words "60 days" are deleted and replaced with the words "90 days." 2. Nothing contained here shall be held to vary, alter, waive or extend any of the terms, limitations, conditions, or agreements of the attached bond other than as above stated. 2-14057 AUTHORIZED REPRESENTATIVE © All rights reserved. END 6 101907 (06/09)

7 EN DORSEMEN T# 12:01 am January 16, 2018 This endorsem ent, effective form s a part of 01-112-98-65 policy number issued to AMERICAN CAPITAL SENIOR FLOATING, LTD. by National Union Fire Insurance Company of Pittsburgh, Pa. DISCOVER AN D N OTICE AMEN DED RIDER (60 DAYS) In consideration of the premium charged, it is hereby understood and agreed that this bond is amended as follows: 1. The second sentence of the first paragraph of Section 4. LOSS - NOTICE/ PROOF - LEGAL PROCEEDINGS is deleted in its entirety and replaced with the following: At the earliest practicable moment after discovery of any loss hereunder, not to exceed 60 days after such discovery, the Insured shall give the Underwriter written notice thereof and shall also within six months after such discovery furnish to the Underwriter affirmative proof of loss with full particulars. 2. In General Agreement C. COURT COSTS AND ATTORNEYS' FEES (Applicable to all Insuring Agreements or Coverages now or hereafter forming part of this bond), the first sentence of the second paragraph is deleted in its entirety and replaced with the following: The Insured shall notify the Underwriter at the earliest practicable moment, not to exceed 60 days after notice thereof, of any such suit or legal proceeding and at the request of the Underwriter shall furnish it with copies of all pleadings and other papers therein. 3. Nothing contained here shall be held to vary, alter, waive or extend any of the terms, limitations, conditions, or agreements of the attached bond other than as above stated. 2-14057 AUTHORIZED REPRESENTATIVE © All rights reserved. END 7 MNSCPT

EN DORSEMEN T# 8

This endorsem ent, effective *12:01 am* *January 16, 2018* form s a part of policy number *01-112-98-65*
issued to *AMERICAN CAPITAL SENIOR FLOATING, LTD.*

by *National Union Fire Insurance Company of Pittsburgh, Pa.*

PROTECTED IN FORMATION EXCLUSION

This rider modifies insurance provided under the following:

BROKER-DEALER GUARD BOND
CREDIT UNION FINANCIAL INSTITUTION FIDELITY BOND FINANCIAL
INSTITUTIONS BOND, STANDARD FORM 14 FINANCIAL
INSTITUTIONS BOND, STANDARD FORM 15 FINANCIAL
INSTITUTIONS BOND, STANDARD FORM 24 FINANCIAL
INSTITUTIONS BOND, STANDARD FORM 25 FOLLOW FORM BOND
(EXCESS OVER A FIDELITY BOND) INVESTMENT COMPANY BLANKET
BOND

It is agreed that:

1. Coverage shall not apply to any loss resulting directly or indirectly from the: (a) theft, disappearance or destruction of; (b) unauthorized use or disclosure of; (c) unauthorized access to; or (d) failure to protect any:

   (i) confidential or non-public;or

   (ii) personal or personallyidentifiable;

   information that any person or entity has a duty to protect under any law, rule or regulation, any agreement or any industry guideline or standard.

   This exclusion shall not apply to the extent that any unauthorized use or disclosure of a password enables a theft by an Employee of the Insured of money, securities or tangible property of the Insured or that the Insured is holding for a third party; provided, however, this exception shall not apply to the extent that such unauthorized use or disclosure of a password enables a theft of or disclosure of information.

2. Nothing contained here shall be held to vary, alter, waive or extend any of the terms, limitations, conditions, or agreements of the attached bond other than as above stated.

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK INSURANCE LAW AND REGULATIONS. HOWEVER, FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

2-14057

AUTHORIZED REPRESENTATIVE

© All rights reserved.

113011 (10/12)

END 8

EN DORSEMEN T# 9

This endorsem ent, effective at *12:01 am January 16, 2018* form s a part of
Policy number *01-112-98-65*
Issued to: ***AMERICAN CAPITAL SENIOR FLOATING, LTD.***

By: ***National Union Fire Insurance Company of Pittsburgh, Pa.***

CAN CELLATION AMENDATORY
(RETURN PRO RATA)

Wherever used herein: (1) "Policy" m eans the policy or bond to which this endorsem ent or rider is m ade part of; (2) "Insurer" m eans the "Insurer," "Underwriter," "Com pany" or other nam e specifically ascribed in this Policy as the insurance com pany or underwriter for this Policy; (3) "Nam ed Entity" m eans the "Nam ed Entity," "Nam ed Corporation," Nam ed Organization," "Nam ed Sponsor," "Nam ed Insured," "First Nam ed Insured," "Insured's Representative," "Policyholder" or equivalent term stated in Item 1 of the Declarations; and
(4) "Period" m eans the "Policy Period," "Bond Period" or equivalent term stated in the Declarations.

In consideration of the prem ium charged, it is hereby understood and agreed that notwithstanding anything to the contrary in any CANCELLATION or TERMINATION clause of this Policy (and any endorsem ent or rider am ending such cancellation or term ination clause, including but not lim ited to any state cancellation/ non- renewal am endatory attached to this policy), if this Policy shall be canceled by the Nam ed Entity, the Insurer shall return to the Nam ed Entity the unearned pro rata proportion of the prem ium as of the effective date of cancellation.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK INSURANCE LAW AND REGULATIONS. HOWEVER, FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

© All rights reserved.

2-14057
101036 (4/ 09)
END 009
Page 1 of 1

10 EN DORSEMEN T# 12:01 am January 16, 2018 This endorsem ent, effective form s a part of 01-112-98-65 policy number issued to AMERICAN CAPITAL SENIOR FLOATING, LTD. by National Union Fire Insurance Company of Pittsburgh, Pa. N AMED IN SURED AMENDED RIDER (NEWLY CREATED INVESTMENT COMPANY OR PORTFOLIO) It is agreed that: 1. Item 1. Name of Insured on the Declarations Page shall include any Newly Created Investment Company or Portfolio, provided that the assets of such Newly Created Investment Company or Portfolio do not exceed 15% of the existing investment assets of the Insured first named on Declarations at the time of such investment company's or portfolio's. The Insured shall submit to the Underwriter, by the end of the Bond Period, a list of all Newly Created Investment Companies or Portfolios and copies of any prospectuses and statements of additional 2. information relating to such unless said Newly Created Investment Companies or Portfolios, prospectus and statements of additional information have been previouslysubmitted. Following the end of the Bond Period, any Newly Created Investment Company or Portfolio created during the Bond Period of this Bond, will continue to be an Insured only if the Underwriter is notified as set forth in the above paragraph, the information required herein is provided to the Underwriter, and the Underwriter acknowledges the addition of such newly created Investment Company or portfolio to the Bond by a Rider of this Bond. For purposes of this Rider, "Newly Created Investment Company(ies) or Portfolio(s)" shall mean any investment company or portfolio for which registration with the Securities and Exchange Commission has beendeclared. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond other than as stated herein. 3. 4. This Rider shall become effective as of 12:01 a.m. on standard time. 2-14057 AUTHORIZED REPRESENTATIVE © All rights reserved. END 10 MNSCPT

11 EN DORSEMEN T# 12:01 am January 16, 2018 This endorsem ent, effective form s a part of 01-112-98-65 policy number issued to AMERICAN CAPITAL SENIOR FLOATING, LTD. by National Union Fire Insurance Company of Pittsburgh, Pa. COMPUTER SYSTEMS FRAUD In consideration of the premium charged the bond is amended asfollows: I. The bond is hereby amended by adding Insuring Agreement (I) to the bond as follows: (I) COMPUTER SYSTEMS Loss resulting directly from a fraudulent (1) entry of Electronic Data or Computer Program into,or (2) change of Electronic Data or Computer Program within any Computer Systems operated by the Insured, whether owned or leased; or any Computer System identified in the application for this bond; or a Computer System first used by the Insured during the Bond Period, as provided by General Agreement A of this bond; provided that the entry or change causes (i) (ii) property to be transferred, paid ordelivered, an account of the Insured, or of its customer, to be added, deleted, debited or credited, or an unauthorized account or a fictitious account to be debited or credited. (iii) II. For the purpose of the coverage afforded by this Insuring Agreement, the following definitions shall be added to the policy: "Fraudulent Entry" or "Fraudulent Change" shall include such entry or change made by an Employee of the Insured acting in good faith: (a) on an instruction from a software contractor who has a written agreement with the Insured to design, implement or service programs for a Computer System covered by this Insuring Agreement, or 2-14057 MNSCPT END 11

11 EN DORSEMEN T# (Continued) 12:01 am January 16, 2018 This endorsem ent, effective form s a part of 01-112-98-65 policy number issued to AMERICAN CAPITAL SENIOR FLOATING, LTD. National Union Fire Insurance Company of Pittsburgh, Pa. by (b) on an instruction transmitted by Tested telex or similar means of Tested communication (except a Telefacsimile Device) identified in the application forthisbond purportedly sent automated clearinghouse; by a customer, financial institution or "Computer Program" means a set of related electronic instructions which direct the operations and functions of a computer or devices connected to it which enable the computer or devices to receive, process, store or send Electronic Data; "Computer Systems" means: 1) computers with related peripheral components, including storage components wherever located, 2) systems and applications software, 3) terminal devices, and 4) related communication networks, including the Internet, by which Electronic Data are electronically collected, transmitted, processed, stored and retrieved; "Electronic Data" means facts or information converted to a form usable in a Computer System by Computer Programs, and which is stored on magnetic tapes or disks, or optical storage disks or other bulk media; "Telefacsimile Device" means a machine capable of sending or receiving a duplicate image of a document by means of electronic impulses transmitted through a telephone line and which reproduces the duplicate image on paper; "Tested" means a method of authenticating the contents of a communication by placing a valid test key on it which has been agreed upon between the Insured and a customer, automated clearing house, or another financial institution for the purpose of protecting the integrity of the communication in the ordinary course of business; 2-14057 MNSCPT END 11

11 EN DORSEMEN T# (Continued) 12:01 am January 16, 2018 This endorsem ent, effective form s a part of 01-112-98-65 policy number issued to AMERICAN CAPITAL SENIOR FLOATING, LTD. National Union Fire Insurance Company of Pittsburgh, Pa. by "Internet" means worldwide public network of computers, which are commonly referred to as the "internet". III. For the purpose of the coverage afforded by this Insuring Agreement, the following exclusions shall be added to the policy: A. loss resulting directly or indirectly from the assumption of liability by the Insured by contract unless the liability arises from a loss covered by the Computer Systems Insuring Agreement and would be imposed on the Insured regardless of the existence of the contract; B. loss resulting documents or altered directly orindirectly from negotiable instruments, securities, counterfeit, source other written instruments which bear a forged signature, or are or otherwisefraudulent and which are used as documentation in the preparation of Electronic Data or manually keyed into a data terminal; C. loss resulting directly or indirectlyfrom 1) mechanical failure, faulty construction, error in design, latent defect, fire, wear or tear, gradual deterioration, electrical disturbance or electrical surge which affects a Computer System, or 2) failure or breakdown of electronic data processing media, or 3) error or omission in programming or processing; D. loss resulting directly or indirectly from the input of Electronic Data into a Computer System terminal device either on the premises of a customer of the Insured or under the control of such a customer by a person who had authorized access to the customer's authenticationmechanism; E. loss resulting directly from the theft of confidential information 2-14057 MNSCPT END 11

11 EN DORSEMEN T# (Continued) 12:01 am January 16, 2018 This endorsem ent, effective form s a part of 01-112-98-65 policy number issued to AMERICAN CAPITAL SENIOR FLOATING, LTD. National Union Fire Insurance Company of Pittsburgh, Pa. by IV. Solely with respect to the coverage afforded by this endorsement, all loss or series of losses involving the fraudulent acts of one individual, or involving fraudulent acts in which one individual is implicated, whether or not that individual is specifically identified, shall be deemed to be one loss and shall be limited to the applicable Limit of Liability stated in Item 3 of the Declarations of this bond irrespective of the total amount of such loss or losses and shall not be cumulative in amounts from year to year or from period to period. A series of losses involving unidentified individuals but arising from the same method of operation shall be deemed to involve the same individual and in that event shall be treated as a one loss and shall be limited to the applicable Limit of Liability as described above. V. Solely with respect tothecoverage afforded by this endorsement, Section 2. EXCLUSIONS (y) is deleted in its entirety. ALL OTHER TERMS, CONDITIONS, AND EXCLUSIONS REMAIN UNCHANGED. 2-14057 AUTHORIZED REPRESENTATIVE © All rights reserved. END 11 MNSCPT

12 EN DORSEMEN T# 12:01 am January 16, 2018 This endorsem ent, effective form s a part of 01-112-98-65 policy number issued to AMERICAN CAPITAL SENIOR FLOATING, LTD. National Union Fire Insurance Company of Pittsburgh, Pa. by VOICE IN ITIATED TRAN SFER FRAUD RIDER It is agreed that: 1. The INSURING AGREEMENTS Clause of the attached bond is amended by adding the following additional Insuring Agreement to the end thereof: VOICE INITIATED TRANSFER FRAUD Loss resulting directly from the Insured having, in good faith, transferred Funds from a Customer's account through a Computer System covered under the terms of the Computer System Fraud Insuring Agreement in reliance upon a fraudulent voice instruction transmitted by telephone which was purported to be from: (1) an officer, director, partner or employee of a Customer of the Insured who was authorized by the Customer to instruct the Insured to make suchtransfer; (2) an individual person who is a Customer of the Insured;or (3) an Employee of the Insured in another office of the Insured who was authorized by the Insured to instruct other Employees of the Insured to transfer Funds, and was received by an Employee of the Insured specifically designated to receive and act upon such instructions, but coverage as is afforded by this Insuring Agreement shall only apply if the voice instruction was not from a person described in (1), (2), or (3) above, provided that: (i) such voice instruction was electronically recorded by the Insured and required password(s) or code word(s) given; and (i) if the transfer was in excess of $50,000, call-back according to a prearranged procedure. the voice instruction was verified by a Proof of loss for claim(s) under this Insuring Agreement must include electronic recordings of such voice instructions and the verification call-back, if such call was required. Solely for the purpose of the coverage provided by the VOICE INITIATED TRANSFER FRAUD Insuring Agreement, the following definitions shall apply: 2-14057 MNSCPT END 12

12 EN DORSEMEN T# (Continued) 12:01 am January 16, 2018 This endorsem ent, effective form s a part of 01-112-98-65 policy number issued to AMERICAN CAPITAL SENIOR FLOATING, LTD. National Union Fire Insurance Company of Pittsburgh, Pa. by "Customer" means an entity or individual which has a written agreement with the Insured authorizing the Insured to rely on voice instructions to make transfers and which has provided the Insured with the names of persons authorized to initiate such transfers and with which the Insured has established an instruction verification mechanism. "Funds" means Money on deposit in an account. 2. Solely for the purpose of the coverage provided bythis Insuring Agreement, Section 2. EXCLUSIONS of the CONDITIONS AND LIMITATIONS Clause is amended to include the following exclusion at the end thereof: loss alleging, arising out of, based upon or attributable to any actual or alleged contractual liability of any Insured under any express contract or agreement; provided, however, that this exclusion shall not apply to liability which would have attached in the absence of such express contract or agreement. 3. Nothing contained here shall be held to vary, alter, waive or extend anyof the limitations, conditions, or agreements of the attached bond other than as above stated. terms, ALL OTHER TERMS, CONDITIONS, AND EXCLUSIONS REMAIN UNCHANGED. 2-14057 AUTHORIZED REPRESENTATIVE © All rights reserved. END 12 MNSCPT

13 EN DORSEMEN T# 12:01 am January 16, 2018 This endorsem ent, effective form s a part of 01-112-98-65 policy number issued to AMERICAN CAPITAL SENIOR FLOATING, LTD. National Union Fire Insurance Company of Pittsburgh, Pa. by CLAIMS EXPENSE IN SURING AGREEMENT In consideration of the premium charged, it is hereby understood and agreed that the bond is amended by adding Insuring Agreement (J) to the bond as follows: CLAIMS EXPENSE (J) Reasonable expenses (excluding the cost of services rendered by employees of the Insured) necessarily incurred and paid by the Insured in preparing any valid claim for loss, as defined in Insuring Agreements A, B, C, D, E, F, and G and any other valid coverage added by rider, which loss exceeds the Single Loss Deductible Amount of 50,000. established hereunder, then the Insured will bear all such expenses. Ifno lossis The Underwriter's maximum liability for such expenses paid by the Insured in preparing any one such claim shall be limited to $50,0000 which is part of, and not in addition to, the Aggregate Limit of Liability stated on the Declaration Page of this bond. There shall be no coverage hereunder for any expenses arising out of any legal dispute, suit or arbitration withthe Underwriter. coverage is subject to a deductible of $5,000 each and every loss. This Solely for the purpose of the coverage afforded by this rider, Section 2. EXCLUSIONS, paragraph (k) of the CONDITIONS AND LIMITATIONS section is hereby deleted in its entirety. ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED. 2-14057 AUTHORIZED REPRESENTATIVE © All rights reserved. END 13 MNSCPT

ENDORSEMENT# 14

This endorsement, effective 12:01 am January 16, 2018 forms a part of policy number 01-112-98-65 issued to AMERICAN CAPITAL SENIOR FLOATING, LTD.

by National Union Fire Insurance Company of Pittsburgh, Pa.

TELEFACSIMILE TRANSFER FRAUD RIDER

It is agreed that:

1. The **INSURING AGREEMENTS** Clause of the attached bond is amended by adding the following additional Insuring Agreement to the end thereof:

TELEFACSIMILE TRANSFER FRAUD

Loss resulting directly from the Insured having, in good faith, transferred or delivered Funds, Certificated Securities or Uncertificated Securities through a Computer System covered under the terms of the Computer Systems Fraud Insuring Agreement in reliance upon a fraudulent instruction received through a Telefacsimile Device, and which instruction:

(1) purports and reasonably appears to have originated from

(a) a Customer of the Insured,
(b) another financial institution, or
(c) another office of the Insured

but, in fact, was not originated by the Customer or entity whose identification it bears;

(2) contains a valid test code which proves to have been used by a person who was not authorized to make use of it; and

(3) contains the name of a person authorized to initiate such transfer,

provided that, if the transfer was in excess of $50,000, the instruction was verified by a call-back according to a prearranged procedure.

2. Solely with respect to the TELEFACSIMILE TRANSFER FRAUD Insuring Agreement, the following Definitions are added to the bond:

(i) Customer means an entity or individual which has a written agreement with the Insured authorizing the Insured to rely on Telefacsimile Device instructions to initiate transfers and has provided the Insured with the names of persons authorized to initiate such transfers, and with which the Insured has established an instruction verification mechanism, and Funds means Money on deposit in an account.

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK INSURANCE LAW AND REGULATIONS. HOWEVER, FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

2-14057
MNSCPT
END 14

14 EN DORSEMEN T# (Continued) 12:01 am January 16, 2018 This endorsem ent, effective form s a part of 01-112-98-65 policy number issued to AMERICAN CAPITAL SENIOR FLOATING, LTD. National Union Fire Insurance Company of Pittsburgh, Pa. by (i) Telefacsimile Device means a machine capable of sending or receiving a duplicate image of a document by means of electronic impulses transmitted through a telephone line and which reproduces the duplicate image on paper. 3. The TELEFACSIMILE TRANSFER FRAUD Insuring Agreement does not cover loss resulting directly or indirectly from the assumption of liability by the Insured by contract, unless the by liability arises from a loss otherwise covered the TELEFACSIMILE TRANSFER FRAUD Insuring Agreement and would be imposed on the Insured regardless of the existence of the contract. 4. Solely for the purpose of the TELEFACSIMILE TRANSFER FRAUD Insuring Agreement, proof of loss for a claim must include a copy of the document reproduced by the Telefacsimile Device. 5. Solely for the purpose of the TELEFACSIMILE TRANSFER FRAUD Insuring Agreement, exclusion (y) of Section 2. EXCLUSIONS of the CONDITIONS AND LIMITATIONS Clause is deleted in its entirety. 6. Nothing contained here shall be held to vary, alter, waive or extend anyof the limitations, conditions, or agreements of the attached bond other than as above stated. terms, ALL OTHER TERMS, CONDITIONS, AND EXCLUSIONS REMAIN UNCHANGED. 2-14057 AUTHORIZED REPRESENTATIVE © All rights reserved. END 14 MNSCPT

15 EN DORSEMEN T# 12:01 am January 16, 2018 This endorsem ent, effective form s a part of 01-112-98-65 policy number issued to AMERICAN CAPITAL SENIOR FLOATING, LTD. National Union Fire Insurance Company of Pittsburgh, Pa. by FRAUDULENT TRAN SFER IN STRUCTIONS VIA EMAIL 1. It is agreed that the following Insuring Agreement is added to the above Bond: Loss resulting directly from the Insured having, in good faith, transferred Money on deposit in a Customer's account, or a Customer's Certificated Securities, in reliance upon a fraudulent instruction transmitted to the Insured via electronic mail; provided, however that (1) The fraudulent originated from: (a) such Customer, instruction purports, and reasonably appears, to have (b) an Employee acting on instructions of such Customer;or (c) another financial institution acting on behalf of such Customer with authority to make such instructions; and The sender of the fraudulent instruction verified the instruction with the password, PIN, or other security code of such Customer; and The sender was not, in fact, such Customer, was not authorized to act on behalf of such Customer, and was not an Employee of the Insured;and The instruction was received by an Employee of the Insured specifically authorized by the Insured to receive and act upon such instructions; and For any transfer exceeding the amount set forth in item 8 of this Rider, the Insured verified the instruction via a call back to a predetermined telephone number set forth in the Insured's Written agreement with such Customer or other verification procedure approved in writing by theUnderwriter; and The Insured preserved a contemporaneous record of the call back, if any, and of the instruction which verifies use of the authorized password, PIN or other security code of the Customer. (2) (3) (4) (5) (6) 2. As used in this Rider, the following terms shall have the following meanings: "Certificated Security" means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is: (1) (2) represented by a Written instrument issued in bearer or registeredform; of a type commonly dealt in on securities exchanges or markets or commonly recognized in any area in which it is issued or dealt in as a medium for investment; and either one of a class or series or by its terms divisible into a class or series of shares, participations, interests orobligations. (3) 2-14057 MNSCPT END 15

15 EN DORSEMEN T# (Continued) 12:01 am January 16, 2018 This endorsem ent, effective form s a part of 01-112-98-65 policy number issued to AMERICAN CAPITAL SENIOR FLOATING, LTD. National Union Fire Insurance Company of Pittsburgh, Pa. by "Customer" means a natural person or entity which has a Written agreement with the Insured authorizing the Insured to transfer Money on deposit in an account or Certificated Securities in reliance upon instructions transmitted to the Insured via the means utilized to transmit the fraudulentinstruction. "Money" means a medium of exchange in current use authorized or adopted by a domestic or foreign government as a part of its currency. "Written" means expressed through letters or marks placed upon paper and visible to the eye. 3. It shall be a condition precedent to coverage under this Insuring Agreement that the Insured assert any available claims, offsets or defenses against such Customer, any financial institution or any other party to the transaction. The following additional Exclusions are added to the Bond applicable only to this Insuring Agreement: 4. (a) loss resulting directly or indirectly from a fraudulent instruction if the sender, or anyone acting in collusion with the sender, ever had authorized access to such Customer's password, PIN or other security code; and (b) loss resulting directly or indirectly from the fraudulent alteration of an instruction to initiate an automated clearing house (ACH) entry, or group of ACH entries, transmitted as an electronic message, or as an attachment to an electronic message, sent via the Internet, unless: (1) each ACH entry was individually verified via the call back procedure without regard to the amount of the entry; or (2) the instruction was formatted, encoded or encrypted so that any alteration in the ACH entry or group of ACH entries would be apparent to the Insured. 5. Liability of the Underwriter under this Insuring Agreement shall be a part of, not in addition to, the Aggregate Limit of Liability of this Bond. 2-14057 MNSCPT END 15

15 EN DORSEMEN T# (Continued) 12:01 am January 16, 2018 This endorsem ent, effective form s a part of 01-112-98-65 policy number issued to AMERICAN CAPITAL SENIOR FLOATING, LTD. National Union Fire Insurance Company of Pittsburgh, Pa. by 6. For purposes of this Insuring Agreement, all loss or losses involving one natural person or entity, or one group of natural persons or entities acting together, shall be a Single Loss without regard to the number of transfers or the number of instructions involved. A series of losses involving unidentified natural persons or entities but arising from the same method of operation shall be deemed to involve the same natural person or entity and shall be treated as SingleLoss. 7. The Single Loss Limit of Liability applicable to loss under this Insuring Agreement is: $1,000,000, and the Single Loss Deductible applicable to loss under this Insuring Agreement is $50,000. 8. The amount of any single transfer for which verification via a call back will be required is: $50,000 9. This rider shall become effective as of 12:01 a.m. on 01/16/2016 2-14057 AUTHORIZED REPRESENTATIVE © All rights reserved. END 15 MNSCPT

ENDORSEMENT# 16

This endorsem ent, effective **12:01 am** **January 16, 2018** form s a part of policy number **01-112-98-65** issued to **AMERICAN CAPITAL SENIOR FLOATING, LTD.**

by ***National Union Fire Insurance Company of Pittsburgh, Pa.***

N EW YORK AMENDATORY ENDORSEMENT - N Y STATUTE 3420

Wherever used in this endorsem ent: 1) "we", "us", "our" and "Insurer" m ean the insurance com pany which issued this policy; 2) "you", "your", "Insured" and "first Nam ed Insured" m ean the Nam ed Corporation, Nam ed Entity, Nam ed Organization, Nam ed Sponsor, Nam ed Insured, or Insured stated in the declarations page; 3) "other insured(s)" m eans all other persons or entities afforded coverage under the policy; 4) "Discovery Period" m eans Discovery Period or Extended Reporting Period, as defined in the policy; and 5) "Claim " m eans Claim or Suit as defined in the policy.

It is hereby understood and agreed that the policy is amended as follows:

A The following provisions are hereby added to the policy:

FAILURE TO GIVE N OTICE WITHIN PRESCRIB ED TIME:

Failure to give any notice required to be given by this policy, or any policy of which this is a renewal, within the prescribed tim e shall not invalidate any Claim m ade against an Insured if:

(a) it shall be shown not to have been reasonably possible to give notice within the prescribed tim e and that notice was given as soon as was reasonably possible thereafter; or

(b) the failure to provide tim ely notice has not prejudiced the Insurer.

Any such Claim shall be deem ed to have been first m ade against the Insured and noticed to the Insurer within the Policy Period or Discovery Period of the policy issued by the Insurer (the "Noticed Policy") in which the Insurer received notice of the Claim ; provided that the coverage afforded with respect to the Noticed Policy shall be in an am ount not greater than the am ount of coverage afforded with respect to the Policy Period of the policy issued by the Insurer (the "Form er Policy") in which the Claim was actually first m ade against the Insured. The foregoing sentence m ay result in (but not be lim ited to): (1) reducing the lim it of liability available for such a Claim to the available lim it of liability applicable to the Form er Policy; (2) increasing the applicable retention am ount to that retention am ount applicable to the Form er Policy; or
(3) reducing or elim inating coverage due to exclusions or other restrictions appearing in the Form er Policy but elim inated, in part or in whole, in the Noticed Policy. No coverage shall be afforded under this endorsem ent if there was not in existence a Form er Policy at the tim e the Claim was actually first m ade against the Insured.

With respect to subsection (b) above, any such Claim m ust be noticed during the Policy Period or Discovery Period of a Noticed Policy which is a renewal or extension of the Form er Policy.

Nothing in this endorsem ent shall be construed to provide coverage for a Claim under m ore than one Policy Period or Discovery Period.

PREJUDICE:

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK INSURANCE LAW AND REGULATIONS. HOWEVER, FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

© All rights reserved.

END 016

Page 1 of 2

2-14057

83231 (1/09)

ENDORSEMENT# 16 (continued)

In the event that the Insurer alleges that it was prejudiced as a result of a failure to give notice within the tim e required under the policy, the burden of proof shall be on:

(a) the Insurer to prove that it has been prejudiced, if the notice was provided within two years of the tim e required under the policy; or

(b) the Insured to prove that the Insurer has not been prejudiced, if the notice was provided m ore than two years after the tim e required under the policy.

The Insurer's rights shall not be deem ed prejudiced unless the failure to tim ely provide notice m aterially im pairs the ability of the Insurer to investigate or defend the Claim.

Notwithstanding the above, an irrebuttable presum ption of prejudice shall apply if, prior to the notice, the Insured's liability has been determ ined by a court of com petent jurisdiction or by a binding arbitration; or if the Insured has resolved the Claim by settlem ent or other com prom ise.

N OTICE TO AGEN T:

Notice given by or on behalf of the Insured, or written notice by or on behalf of the injured party or any other claim ant, to any licensed agent of the Insurer in the state of New York, with particulars sufficient to identify the Insured, shall be deem ed notice to the Insurer.

IN SOLVENCY/ B AN KRUPTCY OF IN SURED:

The insolvency or bankruptcy of the Insured shall not relieve the Insurer of its obligations under this policy as long as all policy requirem ents are m et by Insured, its trustee or receiver in bankruptcy. Should a covered judgm ent be rendered against an insolvent or bankrupt Insured, the Insurer shall be liable for the am ount of such judgm ent not to exceed the applicable lim it of liability under this policy.

B. The Clause entitled, "**Action Against Us**" or "**Action Against Company**" is deleted in its entirety and replaced with the following:

No one m ay bring an action against us unless there has been full com pliance with all the term s of this policy and the am ount of the Insured's obligation to pay has been finally determ ined either by:

1 judgm ent against the Insured which rem ains unsatisfied at the expiration of thirty (30) days from the service of notice of entry of the judgm ent upon the Insured and upon us; or

2 written agreem ent of the Insured, the claim ant and us.

Any person or organization or legal representative thereof who has secured such judgm ent or written agreem ent shall thereafter be entitled to recover under this policy to the extent of the insurance afforded by this policy. We m ay not be im pleaded by the Insured or its legal representative in any legal action brought against the Insured by any person or organization.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK INSURANCE LAW AND REGULATIONS. HOWEVER, FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

AUTHORIZED REPRESENTATIVE

© All rights reserved.

2-14057

83231 (1/09)

END 016

Page 2 of 2

ENDORSEM EN T# 17 12:01 am January 16, 2018 This endorsem ent, effective at Policy number 01-112-98-65 form s a part of Issued to: AMERICAN CAPITAL SENIOR FLOATING, LTD. By: National Union Fire Insurance Company of Pittsburgh, Pa. NEW YORK PUNITIVE DAMAGES AMENDATORY ENDORSEMENT It is hereby understood and agreed that notwithstanding anything to the contrary herein, any coverage for punitive, exemplary and multiplied damages shall not apply if uninsurable under the law pursuant to which this policy shall be construed. This policy shall be construed under the laws of the state where: (1) the act or occurrence giving rise to such punitive, exemplary or multiple damages actually or allegedly occurred; (2) the claim seeking such punitive, exemplary or multiplied damages was brought; (3) the judgment or damages were awarded; or (4) the individual subject to such punitive, exemplary or multiple damages resides, or where an entity that is subject to such punitive, exemplary or multiple damages is incorporated or has its principal place of business. ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED. AUTHORIZED REPRESENTATIVE All rights reserved. END 017 Page 1 of 1 2-14057 127071 (9/ 17)

ENDORSEMENT# *18*

This endorsement, effective *12:01 am* *January 16, 2018* forms a part of policy number *01-112-98-65*
issued to ***AMERICAN CAPITAL SENIOR FLOATING, LTD.***

by ***National Union Fire Insurance Company of Pittsburgh, Pa.***

FORMS INDEX ENDORSEMENT

The contents of the Policy is comprised of the following forms:

FORM NUMBER	EDITION DATE	FORM TITLE
41205	04/95	INVESTMENT COMPANY BLANKET BOND - DEC PAGE
41206	09/84	Investment Company Blanket Bond guts
69898	09/06	NEW YORK AMENDATORY - CANCELLATION/NONRENEWAL
99758	08/08	NOTICE OF CLAIM (REPORTING BY E-MAIL)
101929	06/09	ERISA RIDER
119679	09/15	ECONOMIC SANCTIONS ENDORSEMENT
101787	06/09	NAMED INSURED AMENDED RIDER
101907	06/09	TERMINATION OR CANCELATION SECTION AMENDED RIDER
MNSCPT		DISCOVER AND NOTICE AMENDED RIDER
113011	10/12	PROTECTED INFORMATION EXCLUSION
101036	04/09	CANCELLATION AMENDATORY (RETURN PRO RATA)
MNSCPT		NAMED INSURED AMENDED RIDER
MNSCPT		COMPUTER SYSTEMS FRAUD
MNSCPT		VOICE INITIATED TRANSFER FRAUD RIDER
MNSCPT		CLAIMS EXPENSE INSURING AGREEMENT
MNSCPT		TELEFACSIMILE TRANSFER FRAUD RIDER
MNSCPT		FRAUDULENT TRANSFER INSTRUCTIONS VIA EMAIL
83231	01/09	NEW YORK LAW 3420 AMENDATORY ENDORSEMENT
127071	09/17	NEW YORK PUNITIVE DAMAGES AMENDATORY ENDORSEMENT
78859	10/01	FORMS INDEX ENDORSEMENT

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK INSURANCE LAW AND REGULATIONS. HOWEVER, FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

© All rights reserved.

2-14057
78859 (10/01)
END 018
Page 1 of 2

ENDORSEM EN T# 18 This endorsem ent, effective 12:01 am January 16, 2018 form s a part of 01-112-98-65 policy number issued to AMERICAN CAPITAL SENIOR FLOATING, LTD. National Union Fire Insurance Company of Pittsburgh, Pa. FORMS INDEX ENDORSEMENT by The contents of the Policy is comprised of the following forms: ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED. AUTHORIZED REPRESENTATIVE 2-14057 78859 (10/ 01) END 018 Page 2 of 2 FORM NUMBER EDITION DATE FORM TITLE

AIG

CLAIM REPORTING FORM

Issuing Company: *National Union Fire Insurance Company Of Pittsburgh, Pa.*

Reported under Policy/Bond Number: *01-112-98-65* Date: ____________

Type of Coverage: D&O________ E&O________ Fidelity________ (complete the Fidelity Supplemental on the next page)

Insured's Name, as given on Policy Declarations (Face Page):

AMERICAN CAPITAL SENIOR FLOATING, LTD.

Contact Person: ____________

Title: ____________

Phone: (________) ________ - ________ Ext ________

eMail: ________ @ ________

Case or Claimant Name: ____________

____

If the party involved is different from "Insured" Name (as given on Policy Declarations) state relationship:

____

Insurance Broker/Agent: *AON RISK SERVICES NORTHEAST INC*

Address: *199 WATER ST, NEW YORK, NY 10038-3526*

Address: ____________

Contact: *Kelso Davis* ________ Phone: ________ Ext ________

eMail: *Kelso.Davis@aon.com*

Send Notice of Claims to:

AIG
Financial Lines Claims
P.O. Box 25947
Shawnee Mission, KS 66225

Phone: (888) 602-5246
Fax: (866) 227-1750
Email: c-Claim@AIG.com

CLAIM REPORTING FORM FIDELITY SUPPLEMENTAL (Only complete this supplemental if the Claim is being reported under Fidelity Coverage) National Union Fire Insurance Company Of Pittsburgh, Pa. Issuing Company: 01-112-95-68 Reported under Policy/Bond Number: Date of Discovery: Estimated Amount of loss: Cause of Loss: Computer Fraud Employee Dishonesty Funds Transfer Robbery/Burglary ID Theft Forgery Client Property In Transit ERISA Credit Card Forgery Other if Other, describe: Send Notice Of Claims To: AIG Financial Lines Claims P.O. Box 25947 Shawnee Mission, KS 66225 Phone: Fax: Email: (888) 602-5246 (866) 227-1750 c-Claim@AIG.com

CERTIFICATE OF SECRETARY

The undersigned, Ian P. Fitzgerald, Vice President, General Counsel and Secretary of American Capital Senior Floating, Ltd., a Maryland corporation (the “Corporation”), does hereby certify that:

1.                                      This certificate is being delivered to the Securities and Exchange Commission (the “SEC”) in connection with the filing of the Corporation’s fidelity bond (the “Bond”) pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended (the “1940 Act”), and the SEC is entitled to rely on this certificate for purposes of the filing.

2.                                      The undersigned is the duly elected, qualified and acting Vice President, General Counsel and Secretary of the Corporation, has custody of the corporate records of the Corporation and is a proper officer to make this certification.

3.                                      Attached hereto as Exhibit A is a copy of the resolutions approved by a majority of the Board of the Directors who are not “interested persons” of the Corporation within the meaning of Section 2(a)(19) of the 1940 Act, approving the amount, type, form and coverage of the Bond.

4.                                      Premiums have been paid for the period January 16, 2018 to January 16, 2019.

IN WITNESS WHEREOF, the undersigned has caused this certificate to be executed this 13th day of February, 2018.

/s/ Ian P. Fitzgerald
Ian P. Fitzgerald
Vice President, General Counsel and Secretary

EXHIBIT A

Approval Fidelity Bond

WHEREAS, the Corporation desires to renew its existing Bond;

WHEREAS, the Board has reviewed and discussed the proposed renewal of the Bond;

WHEREAS, in accordance with the Corporation’s Fidelity Bond Coverage Policy (the “Coverage Policy”), the Corporation’s Chief Financial Officer has recommended certain levels of fidelity bond coverage to satisfy Rule 17g-1 of the 1940 Act; and

WHEREAS, Board approval is being sought in accordance with the Coverage Policy.

NOW, THEREFORE, BE IT RESOLVED, that the Officers be, and each of them hereby is, authorized to renew the Bond, having an aggregate coverage of at least $1,000,000 issued by reputable insurance companies, against larceny and embezzlement and such other types of losses as are included in standard fidelity bonds, covering the officers and the other employees of the Corporation from time to time, and containing such provisions as may be required by the rules promulgated under the 1940 Act;

RESOLVED FURTHER, that the Corporation’s participation in the Bond is in the best interests of the Corporation;

RESOLVED FURTHER, that the proposed form and amount of the Bond be, and the same hereby are, approved by the Board, and separately, a majority of the directors who are not “interested persons” of the Corporation within the meaning of the 1940 Act, based on factors including, but not limited to, the amount of the Bond, the expected value of the assets of the Corporation to which any person covered under the Bond may have access, the estimated amount of the premium for the Bond, the type and terms of the arrangements made for the custody and safekeeping of the Corporation’s assets and the nature of the securities in the Corporation’s portfolio;

RESOLVED FURTHER, that Officers be, and each of them hereby is, authorized to obtain the Bond and direct the Corporation to pay the premium therefor;

RESOLVED FURTHER, that the Secretary or any Assistant Secretary of the Corporation be, and hereby is, designated as the party responsible for making the necessary filings and giving the notices with respect to the Bond required by paragraph (g) of Rule 17g-1 under the 1940 Act; and

RESOLVED FURTHER, that the Officers be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of the Corporation, to prepare and execute any further agreements and documents and take any actions that such Officer determines to be necessary, advisable or appropriate to effect the foregoing resolutions, any such determination to be conclusively evidenced by the taking of any such action.